UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First High-School Education Group Co., Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.00001 per share

(Title of Class of Securities)

320505100**

(CUSIP Number)

Mr. Shaowei Zhang

Ms. Yu Wu

Visionsky Group Limited

Brightenwit Group Limited

Long-Spring Education Management Limited

Long-Spring Education Technology Limited

Long-Spring Education Consulting Limited

Long-Spring Education International Limited

No. 1-1, Tiyuan Road, Xishan District

Kunming, Yunnan Province, 650228, People’s Republic of China

Telephone: +86-871-6515-5502

Spring River Greater China Fund

12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong

Telephone: +852-0755-25164935

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the initial Schedule 13D (the “Original Filing”) filed jointly on August 8, 2024 by Mr. Shaowei Zhang, Ms. Yu Wu, Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, and Spring River Greater China Fund with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.00001 per share (“Class B Ordinary Shares”), of First High-School Education Group Co., Ltd., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Amendment No.1 shall have the meanings ascribed to them in the Original Filing.

**	CUSIP number 320505100 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Over-the-Counter Market under the symbol “FHSEY.” Each ADS represents three Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Shaowei Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,261,530 Ordinary Shares(1) (See Item 5)
	8	SHARED VOTING POWER 693,939 Ordinary Shares(2) (See Item 5)
	9	SOLE DISPOSITIVE POWER 32,261,530 Ordinary Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 693,939 Ordinary Shares(2) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,469 Ordinary Shares(1)(2) (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.5% of the Ordinary Shares (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (a) 27,769,020 Class B ordinary shares directly held by Visionsky Group Limited, a British Virgin Islands company wholly owned by Shaowei Zhang, and (b) 4,492,510 Class B ordinary shares directly held by Brightenwit Group Limited, a British Virgin Islands company wholly owned by Yu Wu, the spouse of Shaowei Zhang. Shaowei Zhang disclaims beneficial ownership of the ordinary shares held by Brightenwit Group Limited. Yu Wu disclaims beneficial ownership of the ordinary shares held by Visionsky Group Limited.

(2)	Includes (a) 525,129 Class A ordinary shares directly held by Long-Spring Education Technology Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 25.12% equity interest, (b) 99,940 Class A ordinary shares directly held by Long-Spring Education Management Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 1.56% equity interest, and (c) 68,870 Class A ordinary shares directly held by Long-Spring Education Consulting Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 23.08% equity interest.

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Visionsky Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,769,020 Ordinary Shares (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,769,020 Ordinary Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,769,020 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Yu Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,492,510 Ordinary Shares (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,492,510 Ordinary Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,492,510 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Brightenwit Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,492,510 Ordinary Shares (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,492,510 Ordinary Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,492,510 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Long-Spring Education Technology Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,086,530 Ordinary Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,086,530 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,086,530 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Long-Spring Education Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,054,570 Ordinary Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,054,570 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,054,570 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Long-Spring Education Consulting Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 298,410 Ordinary Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 298,410 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,410 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Long-Spring Education International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,770,250 Ordinary Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,770,250 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,770,250 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Spring River Greater China Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,840,676 Ordinary Shares (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,840,676 Ordinary Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840,676 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated by the following:

Mr. Shaowei Zhang, Ms. Yu Wu, Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, Long-Spring Education International Limited, and Spring River Greater China Fund are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares held by each other Reporting Person.

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

(a) – (c), (f):

Mr. Shaowei Zhang is the founder, chairman of the board of directors and chief executive officer of the Company. Ms. Yu Wu is the spouse of Shaowei Zhang. Mr. Zhang and Ms. Wu are citizens of the PRC. Visionsky Group Limited is principally an investment holding vehicle and a British Virgin Islands company wholly owned by Mr. Shaowei Zhang. Brightenwit Group Limited is principally an investment holding vehicle and a British Virgin Islands company wholly owned by Ms. Yu Wu. Long-Spring Education Management Limited is principally an investment holding vehicle and a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 1.56% equity interest. Long-Spring Education Technology Limited is principally an investment holding vehicle and a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 25.12% equity interest. Long-Spring Education Consulting Limited is principally an investment holding vehicle and a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 23.08% equity interest. Long-Spring Education International Limited is principally an investment holding vehicle and a British Virgin Islands company in which Mr. Shaowei Zhang has no equity interest. Each of Long-Spring Education Management Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, and Long-Spring Education International Limited is owned by Mr. Shaowei Zhang and/or certain current and former employees of the Company, each of whom may be deemed to have the voting and dispositive power over a portion of the underlying Ordinary Shares in relation to his or her shareholding percentage in the entity. The principal business address of each of Mr. Shaowei Zhang and Ms. Wu is No. 1-1, Tiyuan Road, Xishan District Kunming, Yunnan Province, 650228, the PRC. The principal business address of each of Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, and Long-Spring Education International Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Spring River Greater China Fund is principally an investment fund founded by Mr. Pengwei Luo. Spring River Greater China Fund is a Cayman Islands company with the principal business office address at 12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong.

(d) – (e):

During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated by the following:

Pursuant to an Agreement and Plan of Merger, dated as of November 22, 2024 (the “Merger Agreement”), among One Education Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), One Education Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company, with the Company being the surviving company and a wholly-owned subsidiary of Parent (the “Merger”).

It is anticipated that approximately US$1.66 million will be expended in acquiring the outstanding Ordinary Shares other than the Rollover Shares (as defined below) pursuant to the Merger Agreement. The Merger will be funded through cash on hand of the Buyer Group and available cash of the Company. Each of Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education International Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, and Spring River Greater China Fund (each a “Rollover Shareholder” and collectively, the “Rollover Shareholders”) has agreed to roll over all Ordinary Shares it beneficially owns (collectively, the “Rollover Shares”) in connection with the Merger in accordance with the terms and conditions of the relevant rollover and contribution agreement entered into with Parent and Merger Sub dated November 22, 2024 (each a “Rollover Agreement” and collectively, the “Rollover Agreements”).

The description of the Merger, the Merger Agreement, and the Rollover Agreements set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On November 22, 2024, the Company entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company in a short-form merger in accordance with Section 233(7) of the Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Act”), with the Company being the surviving company and a wholly owned subsidiary of Parent. Because the Merger is a short-form merger, the vote of the holders of Ordinary Shares and ADSs is not required to effect the Merger.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Ordinary Share and each ADS issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.05 per Ordinary Share or US$0.15 per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the deposit agreement, dated March 10, 2021, entered into by and among the Company, The Bank of New York Mellon (the “Depositary”) and all owners and holders from time to time of ADSs issued thereunder, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Rollover Shares, which will be contributed by the Rollover Shareholders to Merger Sub prior to the closing of the Merger (the “Closing”) in exchange for newly issued ordinary shares of Parent, (b) any other Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their respective subsidiaries (including any Ordinary Shares owned as treasury shares), which will be cancelled and cease to exist for nil consideration or distribution therefor, and (c) the Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly delivered and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (collectively, the “Dissenting Shares”), which will be cancelled at the Effective Time and will entitle the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

If the Merger is consummated, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would cease to be quoted on the OTC Market. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each of the Rollover Shareholders entered into a Rollover Agreement with Parent and Merger Sub, pursuant to which it will contribute all Ordinary Shares it beneficially owns to the Merger Sub immediately prior to the Closing in exchange for newly issued ordinary shares of Parent.

Concurrently with the execution of the Merger Agreement, Visionsky Group Limited, Brightenwit Group Limited, and Spring River Greater China Fund (collectively, the “Guarantors”) executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company whereby the Guarantors agreed to absolutely, irrevocably and unconditionally guarantee Parent’s obligation to pay the Company the Parent Termination Fee (as defined in the Merger Agreement) if and as required pursuant to the terms of the Merger Agreement, up to US$303,935.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Rollover Agreements and the Limited Guarantee, copies of which are attached hereto as is attached hereto as Exhibits D to L, and which are incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Schedule 13D is hereby amended and restated by the following:

(a) – (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5.

As a result of entering into the Rollover Agreements, the Reporting Persons may be deemed to be members of a “group” with the other Rollover Shareholders pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) beneficially owned (or deemed to be beneficially owned) by any of the other Rollover Shareholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that are beneficially owned (or deemed to be beneficially owned) by any of the other Rollover Shareholders. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of the other Rollover Shareholders.

The following information with respect to the ownership of the Ordinary Shares of the Company by each of the Reporting Persons is provided as of November 22, 2024:

Reporting Person	Amount beneficially owned:		Percent of class(1):	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Shaowei Zhang	32,955,469	(2)	38.5%	32,261,530	(2)	693,939	(2)	32,261,530	(2)	693,939	(2)
Visionsky Group Limited	27,769,020	(2)	32.5%	27,769,020	(2)	0		27,769,020	(2)	0
Brightenwit Group Limited	4,492,510	(2)	5.3%	4,492,510	(2)	0		4,492,510	(2)	0
Long-Spring Education Technology Limited	2,086,530		2.4%	0		2,086,530		0		2,086,530
Long-Spring Education Management Limited	7,054,570		8.3%	0		7,054,570		0		7,054,570
Long-Spring Education Consulting Limited	298,410		0.3%	0		298,410		0		298,410
Long-Spring Education International Limited	4,770,250		5.6%	0		4,770,250		0		4,770,250
Spring River Greater China Fund	5,840,676		6.8%	5,840,676		0		5,840,676		0

(1)	Pursuant to Rule 13d-3(d)(1), all Class B Ordinary Shares (which are convertible into Class A Ordinary Shares) were deemed to be converted for the purpose of (a) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons, and (b) calculating the percentages of the Class A ordinary shares beneficially owned by the Reporting Persons. The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 85,488,700 ordinary shares as a single class, being the sum of 53,227,170 Class A ordinary shares and 32,261,530 Class B ordinary shares outstanding as of November 22, 2024, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

(2)	Includes (a) 27,769,020 Class B ordinary shares directly held by Visionsky Group Limited, a British Virgin Islands company wholly owned by Shaowei Zhang, (b) 4,492,510 Class B ordinary shares directly held by Brightenwit Group Limited, a British Virgin Islands company wholly owned by Yu Wu, the spouse of Shaowei Zhang, (c) 525,129 Class A ordinary shares directly held by Long-Spring Education Technology Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 25.12% equity interest, (d) 99,940 Class A ordinary shares directly held by Long-Spring Education Management Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 1.56% equity interest, and (e) 68,870 Class A ordinary shares directly held by Long-Spring Education Consulting Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 23.08% equity interest. Shaowei Zhang disclaims beneficial ownership of the ordinary shares held by Brightenwit Group Limited. Yu Wu disclaims beneficial ownership of the ordinary shares held by Visionsky Group Limited.

Accordingly, in the aggregate, the Reporting Persons and the other Rollover Shareholders may be deemed to beneficially own 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, which represents approximately 61.2% of total outstanding Ordinary Shares as of November 22, 2024, and approximately 95.3% of the total voting power of the Ordinary Shares as of November 22, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c):

On July 1, 2024, Mr. Shaowei Zhang is allocated additional 100 shares of Long-Spring Education Technology Limited, which is principally an investment holding vehicle owned by Mr. Shaowei Zhang and certain current and former employees of the Company. Long-Spring Education Technology Limited holding a total of 2,086,530 Ordinary Shares of the Company. As a result, Mr. Shaowei Zhang’s equity interest in Long-Spring Education Technology Limited increased from 24.64% (5,150 shares out of a total of 20,900 shares outstanding) to 25.12% (5,250 shares out of a total of 20,900 shares outstanding), which corresponds to an increase of beneficial ownership of approximately 10,979 Ordinary Shares. Given the market price for the Company’s ADS is US$0.0132 per ADS as of July 1, 2024 (or approximately US$0.0044 per Ordinary Share), the allocation of 100 shares of Long-Spring Education Technology Limited to Mr. Shaowei Zhang (corresponding to an increase of beneficial ownership of approximately 10,979 Ordinary Shares) is valued at approximately US$48.30 in total.

(d):

Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e):

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the principal terms of the Merger Agreement, the Rollover Agreements, and the Limited Guarantee under Item 3 and Item 4 are incorporated herein by reference in their entirety. Any summary of any of those agreements in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Rollover Agreements, and the Limited Guarantee, copies of which are attached hereto as is attached hereto as Exhibits D to L.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, including any class of such issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into, the occurrence of which would give another person voting power or investment power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit No.	Description

A	Joint Filing Agreement dated November 26, 2024 by and between the Reporting Persons.
D	Agreement and Plan of Merger dated November 22, 2024 by and among the Company, One Education Holding Limited and One Education Merger Limited (incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on November 22, 2024).
E	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Visionsky Group Limited.
F	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Brightenwit Group Limited.
G	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Long-Spring Education Management Limited.
H	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Long-Spring Education International Limited.
I	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Long-Spring Education Technology Limited.
J	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Long-Spring Education Consulting Limited.
K	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Spring River Greater China Fund.
L	Limited Guarantee dated November 22, 2024 by and among Visionsky Group Limited, Brightenwit Group Limited, Spring River Greater China Fund and the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2024

Shaowei Zhang

/s/ Shaowei Zhang

Visionsky Group Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Technology Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Management Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Consulting Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education International Limited

By:	/s/ Minglin Wu
Name:	Minglin Wu
Title:	Director

Yu Wu

/s/ Yu Wu

Brightenwit Group Limited

By:	/s/ Yu Wu
Name:	Yu Wu
Title:	Director

Spring River Greater China Fund

By:	/s/ Pengwei Luo
Name:	Pengwei Luo
Title:	Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Person (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares (as defined in Schedule 13D), par value of $0.00001 per share, of First High-School Education Group Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: November 26, 2024

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Shaowei Zhang

/s/ Shaowei Zhang

Visionsky Group Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Technology Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Management Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Consulting Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Long-Spring Education International Limited

By:	/s/ Minglin Wu
Name:	Minglin Wu
Title:	Director

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Yu Wu

/s/ Yu Wu

Brightenwit Group Limited

By:	/s/ Yu Wu
Name:	Yu Wu
Title:	Director

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Spring River Greater China Fund

By:	/s/ Pengwei Luo
Name:	Pengwei Luo
Title:	Director

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Exhibit E

ROLLOVER AND CONTRIBUTION AGREEMENT

This ROLLOVER AND CONTRIBUTION AGREEMENT (this “Agreement”) is entered into as of November 22, 2024 by and among (1) One Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (2) One Education Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and (3) certain shareholder of First High-School Education Group Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A hereto (the “Rollover Shareholder”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, on August 2, 2024, Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund (collectively, the “Buyer Group”) jointly submitted a non-binding proposal letter to the special committee of the board of directors of the Company to acquire all of the Ordinary Shares (including the Class A Ordinary Shares represented by the ADSs) that are not already beneficially owned by the Buyer Group or be rolled over for cash consideration equal to US$0.15 in cash per ADS, or US$0.05 in cash per Ordinary Share;

WHEREAS, as of the date hereof, the Rollover Shareholder is the legal and beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of such number of Ordinary Shares as set forth in the columns titled “Rollover Shares” opposite the Rollover Shareholder’s name on Schedule A hereto (the “Rollover Shares”). The Rollover Shares, together with any other Ordinary Shares and securities of the Company as may be acquired (whether beneficially or of record) by the Rollover Shareholder after the date hereof and prior to the earlier of the effective time of the Merger (the “Effective Time”) and the termination of all of its obligations under this Agreement, including, without limitation, any Ordinary Shares or securities of the Company as may be acquired by means of dividend or distribution, or issued upon the exercise of any incentive awards, warrants or the conversion of any convertible securities or otherwise, shall be collectively referred to herein as its “Securities”;

WHEREAS, Parent, Merger Sub and the Company have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, in connection with the consummation of the Merger, the Rollover Shareholder agrees to contribute its Rollover Shares to Merger Sub in exchange for newly issued ordinary shares of Parent (the “Parent Shares”), in the amount set forth in the column titled “Parent Shares” opposite the Rollover Shareholder’s name on Schedule A hereto upon the terms and conditions set forth herein;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholder is entering into this Agreement; and

WHEREAS, the Rollover Shareholder acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholder set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions and InterpretationS

Section 1.01 Definitions. Certain terms are used in this Agreement as specifically defined herein.

“Action” means any litigation, hearing, suit, claim, action, proceeding or investigation.

“ADS” means American depositary shares of the Company, each representing three Class A Ordinary Shares.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise; provided, however, that such power shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person, and the terms “controlled” and “controlling” has meanings correlative to the foregoing.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region, or the PRC are authorized by law or executive order to be closed.

“Class A Ordinary Shares” means Class A ordinary shares of the Company, par value $0.00001 per share, in the share capital of the Company, each carrying one (1) vote per share.

“Class B Ordinary Shares” means Class B ordinary shares of the Company, par value $0.00001 per share, each carrying twenty (20) votes per share.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Founder” means Mr. Shaowei Zhang.

“Governmental Authority” means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory, quasi-governmental authority or national or international stock exchange.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

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“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction.

“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares.

ARTICLE II

RESTRICTIONS ON TRANSFER; STANDSTILL

Section 2.01 Restrictions on Transfers. Except as provided for in Article III or pursuant to the Merger Agreement, the Rollover Shareholder hereby agrees that, from the date hereof until the Expiration Time (as defined below), the Rollover Shareholder shall not directly or indirectly:

(a)	offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”), either voluntarily or involuntarily, or enter into any note, bond, mortgage, indenture, lease, license, contract or agreement, or other instrument or obligation (each, a “Contract”), option or other arrangement or understanding with respect to the Transfer of any Securities or any interest therein, or with respect to any limitation on voting right of any Securities, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Securities and which has, or would reasonably be expected to have, the effect of reducing or limiting the Rollover Shareholder’s economic interest and/or voting power in such Securities or affecting the ownership of Securities;

(b)	deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement;

(c)	convert or exchange, or take any action which would result in the conversion or exchange, of any Securities, other than conversion of ADSs into Class A Ordinary Shares;

(d)	knowingly take any action that would make any representation or warranty of the Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying the Rollover Shareholder from performing any of its obligations under this Agreement or would reasonably be expected to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger, or

(e)	agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d).

Any purported Transfer in violation of this Section 2.01 shall be null and void and the Rollover Shareholder agrees to take any and all actions necessary or desirable (including, but not limited to, voting its Ordinary Shares in procuring that the Company take action, where necessary) in order to ensure that any such purported Transfer in violation of this Section 2.01 does not take effect.

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Section 2.02 Standstill. Except as provided in Section 2.03 below, for a period beginning on date of this Agreement and ending on the Expiration Time, none of the Rollover Shareholder or any of its Affiliates shall, directly or indirectly: (i) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any beneficial ownership in, or direct or indirect rights to acquire any beneficial ownership in, securities of the Company or any subsidiary thereof; (ii) make any public announcement (other than any disclosure on Schedules 13D or 13G to the extent required by U.S. federal or state securities laws or the rules and regulations promulgated thereunder for the purpose of pursuing the Merger) with respect to, or submit a proposal for or offer of (with or without conditions), any tender or exchange offer, merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any subsidiary thereof; (iii) seek or propose to influence or control the management or policies of the Company, make or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission of the United States) to vote any voting securities of the Company or any subsidiary thereof, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any subsidiary thereof; (iv) form, join, become a member of or in any way participate in, or otherwise encourage the formation of, a “group” (other than with the Other Rollover Shareholders (as defined below)) within the meaning of Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or (v) publicly request the Other Rollover Shareholders to amend or waive any provision of, or take any action challenging the enforceability or validity of, this paragraph (including this sentence). For the avoidance of doubt, nothing in this Section 2.02 or any other provision of this Agreement shall prohibit (a) the Rollover Shareholder from acquiring securities of the Company as a result of any share split, combination, recapitalization or other similar transaction in or of the securities of the Company if such share split, combination, recapitalization or other similar transaction has been duly approved by the Company, or (b) Parent and Merger Sub from entering into the Merger Agreement and consummating the Merger.

Section 2.03 Rollover Shareholder’s Acquisition of Shares.

(a) The parties acknowledge that, prior to the Effective Time, the Rollover Shareholder may acquire additional Ordinary Shares or ADSs. For so long as such acquisition is not prohibited by applicable Laws and otherwise would not adversely affect the transactions contemplated under the Merger Agreement, such newly acquired Ordinary Shares or ADSs shall be deemed as “Rollover Shares” under the rollover and contribution agreement(s) among the Rollover Shareholder, Parent and Merger Sub.

(b) In the event of the acquisition pursuant to Section 2.03(a) above, Schedule A of the this Agreement or rollover and contribution agreement(s) among the other Rollover Shareholders, Parent and Merger Sub, where applicable, shall be updated immediately to reflect the rollover of such Ordinary Shares (or ADSs) acquired by such acquiring person, and Schedule B hereof and thereof shall be updated immediately to reflect the corresponding contemplated issuance of the Parent Shares to such acquiring person in consideration for the rollover of such Ordinary Shares acquired by such acquiring person.

ARTICLE III

CONTRIBUTION

Section 3.01 Irrevocable Election. The execution of this Agreement by the Rollover Shareholder evidences, subject to Article VI, the irrevocable election and agreement by the Rollover Shareholder to the contribution, assignment, transfer and delivery of its Rollover Shares in exchange for no cash consideration and the subscription by it or its designated Affiliate(s) for newly issued Parent Shares prior to the completion of transactions contemplated under the Merger Agreement (the “Closing”) on and subject to the terms and conditions set forth herein.

Section 3.02 Contribution of Rollover Shares by Rollover Shareholder to Merger Sub.  Subject to the terms and conditions set forth in this Agreement, at the Contribution Closing (as defined below), the Rollover Shareholder shall take any and all actions necessary to contribute, assign, transfer and deliver to Merger Sub, all of the right, title and interest of the Rollover Shareholder in and to the Rollover Shares, free and clear of all Liens (other than any Liens created or expressly permitted by Merger Sub or arising by reason of the Merger Agreement or this Agreement).

Section 3.03 Issuance of Parent Shares. In consideration for the contribution, assignment, transfer and delivery of the Rollover Shares to Merger Sub pursuant to Section 3.02 of this Agreement, Parent shall issue Parent Shares in the name of the Rollover Shareholder (or, if designated by the Rollover Shareholder in writing, in the name of an Affiliate of the Rollover Shareholder) in the amount set forth opposite the Rollover Shareholder’s name under the column titled “Parent Shares” on Schedule A hereto. Upon issuance of Parent Shares to the Rollover Shareholder at the Closing, Parent shall deliver to the Rollover Shareholder a complete copy of the updated register of members of Parent, certified by the registered office provider of Parent, evidencing the Rollover Shareholder’s ownership of the Parent Shares issued to the Rollover Shareholder and other shareholders of Parent. The capitalization table of Parent immediately after the Closing is shown on Schedule B attached hereto. The Rollover Shareholder hereby acknowledges and agrees that (a) the value of the Parent Shares issued to the Rollover Shareholder is equal to (x) the total number of Rollover Shares contributed by the Rollover Shareholder multiplied by (y) the Per Share Merger Consideration under the Merger Agreement, (b) issuance of such Parent Shares to the Rollover Shareholder shall constitute complete satisfaction of all obligations towards or sums due to the Rollover Shareholder by Parent with respect to the Rollover Shares and (c) on receipt of such Parent Shares, the Rollover Shareholder shall have no right to the Merger Consideration with respect to the Rollover Shares. No Parent Shares issued in connection with the Merger shall be issued at a lower price per share than the Parent Shares issued hereunder (it being understood that the Parent Shares issued hereunder are deemed to be issued at a price per share based on each Rollover Share having a value equal to the Per Share Merger Consideration).

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Section 3.04 Contribution Closing. Subject to the satisfaction in full (or waiver, if permissible) of all of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing), the closing of the contribution of Rollover Shares contemplated hereby (the “Contribution Closing”) shall take place on the Business Day prior to the Closing, and the issuance of Parent Shares shall take place upon the Closing. Upon the Contribution Closing, Merger Sub shall be the registered holder of 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, collectively representing at least 90% of the votes exercisable in general meetings of the Company, and the Merger will be carried out through a statutory short-form merger in accordance with section 233(7) of the Companies Act.

Section 3.05 Deposit of Rollover Shares. No later than three (3) Business Days prior to the Contribution Closing, the Rollover Shareholder and any agent of the Rollover Shareholder holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Merger Sub, for disposition in accordance with the terms of this Article III, (a) duly executed instruments of transfer of the Rollover Shares to Merger Sub, in form reasonably acceptable to Merger Sub, and (b) certificates, if any, representing the Rollover Shares (the “Rollover Share Documents”). The Rollover Share Documents shall be held by Merger Sub or any agent authorized by Merger Sub until the Contribution Closing. To the extent that any Rollover Shares of the Rollover Shareholder are held in street name or otherwise represented by ADSs, the Rollover Shareholder shall execute such instruments and take such other actions, in each case, as are reasonably requested by Parent to convert its ADSs into Class A Ordinary Shares prior to the Contribution Closing and pay any applicable fees, charges and expenses of the Company’s depositary and government charges due to or incurred by the Company’s depositary in connection with the conversion of its ADSs into Class A Ordinary Shares.

Section 3.06 Effect of the Merger on Rollover Shares. Merger Sub agrees that it shall not have the right to receive the Per Share Merger Consideration (or the Per ADS Merger Consideration, if applicable) in connection with the Merger with respect to any Rollover Shares held by it as of immediately prior to the Effective Time, and, at the Effective Time, each Rollover Share held by it shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ROLLOVER SHAREHOLDER

Section 4.01 Representations and Warranties. The Rollover Shareholder represents and warrants to Parent and Merger Sub as of the date hereof and as of the Contribution Closing:

(a) (i) the Rollover Shareholder has the full legal right, power, capacity and authority to execute and deliver this Agreement, to perform the Rollover Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby and (ii) if the Rollover Shareholder is not a natural person, the Rollover Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation;

(b) this Agreement has been duly executed and delivered by the Rollover Shareholder and the execution, delivery and performance of this Agreement by the Rollover Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Rollover Shareholder and no other actions or proceedings on the part of the Rollover Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

(c) assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding agreement of the Rollover Shareholder, enforceable against the Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d) (i) the Rollover Shareholder (A) is and, immediately prior to the Contribution Closing, will be the legal and beneficial owner of, and has and will have good and valid title to, its Securities, free and clear of Liens other than as created by this Agreement, and (B) has and will have sole or shared (together with Affiliates controlled by the Rollover Shareholder) voting power, power of disposition, and power to control dissenter’s rights, in each case with respect to all of its Securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and the terms of this Agreement, (ii) the Rollover Shareholder’s Securities are not subject to any voting trust agreement or other Contract to which the Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of such Securities other than this Agreement, (iii) the Rollover Shareholder has not Transferred any interest in any of its Securities and (iv) subject to Section 2.03, as of the date hereof, other than the Rollover Shares, the Rollover Shareholder does not own, beneficially or of record, any shares or other securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities);

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(e) except as contemplated hereby, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Rollover Shareholder is a party relating to the pledge, disposition or voting of any of its Rollover Shares, and its Rollover Shares are not subject to any Contract to which it is a party relating to the voting or Transfer of such Securities other than this Agreement, or any Lien which will be discharged on or prior to the Contribution Closing;

(f) except for the applicable requirements of the Exchange Act and any other United States federal securities Law, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Rollover Shareholder for the execution, delivery and performance of this Agreement by the Rollover Shareholder or the consummation by the Rollover Shareholder of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by the Rollover Shareholder, nor the consummation by the Rollover Shareholder of the transactions contemplated hereby, nor compliance by the Rollover Shareholder with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on the Rollover Shareholder or its properties or assets, (B) conflict with or violate any provision of the organizational documents of any the Rollover Shareholder which is an entity, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of the Rollover Shareholder pursuant to any Contract to which the Rollover Shareholder is a party or by which the Rollover Shareholder or any property or asset of the Rollover Shareholder is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Rollover Shareholder or any of the Rollover Shareholder’s properties or assets;

(g) there is no Action pending against the Rollover Shareholder or, to the knowledge of the Rollover Shareholder, any other person or, to the knowledge of the Rollover Shareholder, threatened against the Rollover Shareholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Rollover Shareholder of its obligations under this Agreement;

(h) the Rollover Shareholder understands and acknowledges that Parent and Merger Sub will be entering into the Merger Agreement in reliance upon the Rollover Shareholder’s execution, delivery and performance of this Agreement.

Section 4.02 Covenants. The Rollover Shareholder hereby:

(a) agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty of the Rollover Shareholder contained herein untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by the Rollover Shareholder of its obligations under this Agreement;

(b) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that it may have with respect to its Securities (including, without limitation, any rights under Section 238 of the Companies Act);

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(c) agrees to reasonably cooperate with Parent in connection with the preparation of the filings or notifications with any Governmental Authority that are required by applicable Law to the extent such documents relate to it (or any of its Affiliates) and permits the Company to publish and disclose in the Schedule 13E-3 (including all documents filed with the SEC in accordance therewith), the Rollover Shareholder’s identity and beneficial ownership of the Rollover Shares or other equity securities of the Company and the nature of the Rollover Shareholder’s commitments, arrangements and understandings under this Agreement;

(d) agrees and covenants that the Rollover Shareholder shall bear and pay any tax of any nature that is required by applicable Laws to be paid by the Rollover Shareholder arising out of the transactions contemplated hereby;

(e) agrees and covenants that the Rollover Shareholder shall promptly (and in any event within forty-eight (48) hours) notify Parent of any new Ordinary Shares, Securities and/or other securities of the Company with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by the Rollover Shareholder, including, without limitation, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof; and

(f)   agrees further that, upon request of Parent, the Rollover Shareholder shall execute and deliver any additional documents, consents or instruments and take such further actions as may reasonably and mutually be deemed by Parent and the Rollover Shareholder to be necessary or desirable to carry out the provisions of this Agreement.

ARTICLE V

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT AND MERGER SUB

Section 5.01 Each of Parent and Merger Sub represents and warrants to the Rollover Shareholder that as of the date hereof and as of the Contribution Closing:

(a) Each of Parent and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate actions or proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Assuming due authorization, execution and delivery by the Rollover Shareholder, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

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(b) (i) except for the applicable requirements of the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent or Merger Sub for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Parent or Merger Sub or any of their properties or assets, (B) conflict with or violate any provision of the organizational documents of Parent or Merger Sub, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their property or asset is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Sub or any of their properties or assets;

(c) there is no Action pending against Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any other Person or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Parent or Merger Sub of their respective obligations under this Agreement;

(d) each of Parent and Merger Sub was formed solely for the purposes of engaging in the Merger and has not conducted and will not conduct, prior to the Contribution Closing, any business other than in connection with its formation or related to the Merger. Except for obligations or liabilities incurred in connection with its formation or related to the Merger, each of Parent and Merger Sub has not incurred and will not incur, prior to the Contribution Closing, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and its Subsidiaries), any obligations or liabilities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Other than Merger Sub, there are no other corporations, partnerships, joint ventures, associations, or entities through which Parent conducts business, or other entities in which either Parent controls or owns, of record or beneficially, any direct or indirect equity or other interest;

(e) at the Effective Time, the Parent Shares to be issued under this Agreement shall have been duly authorized and when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising under applicable securities Laws or the organizational documents of Parent;

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(f)   (i) as of the date hereof, the authorized share capital of Parent is US$50,000 divided into 50,000 shares, par value US$1.00 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Founder, (ii) immediately following the Closing, the issued and outstanding share capital of Parent will be as set forth on Schedule B attached hereto, (iii) there are no (A) options, warrants or other rights to acquire share capital of Parent, (B) outstanding securities exchangeable for or convertible into share capital of Parent or (C) outstanding rights to acquire or obligations to issue any options, warrants or securities, (iv) as of the date hereof, the authorized share capital of Merger Sub is US$50,000 divided into 5,000,000,000 shares, par value US$0.00001 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Parent, and (v) all of the issued and outstanding share capital of Merger Sub will be, at the Closing, directly owned by Parent; and

(g) there is no shareholders agreement of Parent or similar contract among shareholders of Parent to govern the relationship of the shareholders of Parent or the rights of such shareholder with respect to its shareholding in Parent immediately following the Closing.

Section 5.02 Covenants.

(a) Parent hereby represents, warrants and covenants that it has not agreed, and it will not agree, to (i) grant any rights, preferences, privileges or benefits to any other shareholder of the Company that has agreed to transfer its Ordinary Shares to Merger Sub in exchange for Parent Shares in connection with the consummation of the Merger (the “Other Rollover Shareholders”) that are more favorable to such Other Rollover Shareholder than the rights, preferences, privileges or benefits applicable to the Rollover Shareholder or (ii) impose any restrictions or obligations on any Other Rollover Shareholder that are less restrictive than such restrictions or obligations applicable to the Rollover Shares, in each case, except to the extent disclosed to the Rollover Shareholder prior to the date hereof. The parties hereto agree that in the event of a breach of this Section 5.02(a), this Agreement shall be deemed automatically amended in favor of the Rollover Shareholder to incorporate such terms that are more favorable (or less restrictive) to such Other Rollover Shareholders.

(b) Without the prior written consent of the Rollover Shareholder, Parent shall not, and shall cause Merger Sub not to amend the Merger Agreement if such amendment would adversely affect the Rollover Shareholder in a disproportionate manner compared to the impact on any Other Rollover Shareholder.

(c) Each of Parent and Merger Sub agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty set forth in Section 5.01 untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by Parent or Merger Sub of its obligations under this Agreement.

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ARTICLE VI

TERMINATION

This Agreement, and the obligations of the Rollover Shareholder hereunder, shall terminate and be of no further force or effect immediately upon the earliest to occur of (a) the Effective Time, (b) termination of the Merger Agreement in accordance with its terms, and (c) the written agreement of the Rollover Shareholder and Parent (such earliest time, the “Expiration Time”); provided, that this Article VI and Article VII shall survive any termination of this Agreement. Nothing in this Article VI shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement. If for any reason the Merger fails to occur but the Contribution Closing contemplated by Article III has already taken place, then Parent and Merger Sub shall, upon termination of the Merger Agreement, promptly take all such actions as are necessary to restore the Rollover Shareholder to the position it was in with respect to ownership of the Rollover Shares prior to the Contribution Closing.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by international overnight courier to the respective parties at the address set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.01):

if to the Rollover Shareholder, to the address set forth next to the Rollover Shareholder’s name on Schedule A hereto;

if to Parent and/or Merger Sub:

c/o One Education Holding Limited

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

Attention: Mr. Shaowei Zhang

Section 7.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 7.03 Entire Agreement. This Agreement, together with the Limited Guarantee (if applicable), the Merger Agreement and the Equity Commitment Letters (if applicable) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 7.04 Specific Performance. Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that in the event of any breach by a party hereto of any of its, his or her respective covenants or agreements set forth in this Agreement, the non-breaching parties shall each be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity. Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

Section 7.05 Amendments; Waivers. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York, except that matters arising out of or relating to the cancellation of the Shares (including Shares represented by ADSs) contemplated by this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands.

Section 7.07 Dispute Resolution.

(a) Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the arbitration rules of HKIAC in force at the relevant time and as may be amended by this Section 7.07 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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(b) Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 7.07, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 7.07(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 7.07(a) in any way.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.

Section 7.08 No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement; provided, that the Company is an express third-party beneficiary of the obligations of the Rollover Shareholder pursuant to Section 2.02 and Article III of this Agreement and shall be entitled to specific performance of the terms thereof, including an injunction or injunctions to prevent breaches of this Agreement by the parties thereto, in addition to any other remedy at law or equity.

Section 7.09 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 7.10 No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 7.11 Further Assurances. The Rollover Shareholder hereby covenants that, from time to time, it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to convey, transfer to and vest in Merger Sub, and to put Merger Sub in possession of, all of the Rollover Shares in accordance with the terms of this Agreement.

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Section 7.12 Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

Section 7.13 Confidentiality. This Agreement shall be treated as confidential and may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the parties hereto; provided, that each party hereto may, without such written consent, disclose the existence and content of this Agreement to its officers, directors, employees, partners, members, investors, financing sources, advisors (including financial and legal advisors) and any representatives of the foregoing and to the extent required by Law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the transactions contemplated hereby or by the Merger Agreement.

Section 7.14 Interpretation. When a reference is made in this Agreement to a Section or Article such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

[Remainder of Page Left Blank Intentionally]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT

One Education Holding Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

MERGER SUB

One Education Merger Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Visionsky Group Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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SCHEDULE A

Name	Rollover Shares	Parent Shares	Notice Address
Visionsky Group Limited	27,769,020	27,769,020	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China Attention: Shaowei Zhang

*	As of the date of this Agreement, Visionsky Group Limited held 73 shares of the Parent. Notwithstanding the aforesaid, the number of Rollover Shares set out in this Schedule A for Visionsky Group Limited shall be the same as the number of shares held by Visionsky Group Limited in the Parent immediately after Closing

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SCHEDULE B

Capitalization Table of Parent Immediately After Closing

Shareholders	Number of Ordinary Shares	%
Visionsky Group Limited	27,769,020	53.08%
Brightenwit Group Limited	4,492,510	8.59%
Long-Spring Education Management Limited	7,054,570	13.49%
Long-Spring Education International Limited	4,770,250	9.12%
Long-Spring Education Technology Limited	2,086,530	3.99%
Long-Spring Education Consulting Limited	298,410	0.57%
Spring River Greater China Fund	5,840,676	11.17%
Total	52,311,966	100%

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Exhibit F

ROLLOVER AND CONTRIBUTION AGREEMENT

This ROLLOVER AND CONTRIBUTION AGREEMENT (this “Agreement”) is entered into as of November 22, 2024 by and among (1) One Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (2) One Education Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and (3) certain shareholder of First High-School Education Group Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A hereto (the “Rollover Shareholder”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, on August 2, 2024, Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund (collectively, the “Buyer Group”) jointly submitted a non-binding proposal letter to the special committee of the board of directors of the Company to acquire all of the Ordinary Shares (including the Class A Ordinary Shares represented by the ADSs) that are not already beneficially owned by the Buyer Group or be rolled over for cash consideration equal to US$0.15 in cash per ADS, or US$0.05 in cash per Ordinary Share;

WHEREAS, as of the date hereof, the Rollover Shareholder is the legal and beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of such number of Ordinary Shares as set forth in the columns titled “Rollover Shares” opposite the Rollover Shareholder’s name on Schedule A hereto (the “Rollover Shares”). The Rollover Shares, together with any other Ordinary Shares and securities of the Company as may be acquired (whether beneficially or of record) by the Rollover Shareholder after the date hereof and prior to the earlier of the effective time of the Merger (the “Effective Time”) and the termination of all of its obligations under this Agreement, including, without limitation, any Ordinary Shares or securities of the Company as may be acquired by means of dividend or distribution, or issued upon the exercise of any incentive awards, warrants or the conversion of any convertible securities or otherwise, shall be collectively referred to herein as its “Securities”;

WHEREAS, Parent, Merger Sub and the Company have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, in connection with the consummation of the Merger, the Rollover Shareholder agrees to contribute its Rollover Shares to Merger Sub in exchange for newly issued ordinary shares of Parent (the “Parent Shares”), in the amount set forth in the column titled “Parent Shares” opposite the Rollover Shareholder’s name on Schedule A hereto upon the terms and conditions set forth herein;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholder is entering into this Agreement; and

WHEREAS, the Rollover Shareholder acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholder set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions and InterpretationS

Section 1.01 Definitions. Certain terms are used in this Agreement as specifically defined herein.

“Action” means any litigation, hearing, suit, claim, action, proceeding or investigation.

“ADS” means American depositary shares of the Company, each representing three Class A Ordinary Shares.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise; provided, however, that such power shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person, and the terms “controlled” and “controlling” has meanings correlative to the foregoing.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region, or the PRC are authorized by law or executive order to be closed.

“Class A Ordinary Shares” means Class A ordinary shares of the Company, par value $0.00001 per share, in the share capital of the Company, each carrying one (1) vote per share.

“Class B Ordinary Shares” means Class B ordinary shares of the Company, par value $0.00001 per share, each carrying twenty (20) votes per share.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Founder” means Mr. Shaowei Zhang.

“Governmental Authority” means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory, quasi-governmental authority or national or international stock exchange.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

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“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction.

“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares.

ARTICLE II

RESTRICTIONS ON TRANSFER; STANDSTILL

Section 2.01 Restrictions on Transfers. Except as provided for in Article III or pursuant to the Merger Agreement, the Rollover Shareholder hereby agrees that, from the date hereof until the Expiration Time (as defined below), the Rollover Shareholder shall not directly or indirectly:

(a)	offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”), either voluntarily or involuntarily, or enter into any note, bond, mortgage, indenture, lease, license, contract or agreement, or other instrument or obligation (each, a “Contract”), option or other arrangement or understanding with respect to the Transfer of any Securities or any interest therein, or with respect to any limitation on voting right of any Securities, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Securities and which has, or would reasonably be expected to have, the effect of reducing or limiting the Rollover Shareholder’s economic interest and/or voting power in such Securities or affecting the ownership of Securities;

(b)	deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement;

(c)	convert or exchange, or take any action which would result in the conversion or exchange, of any Securities, other than conversion of ADSs into Class A Ordinary Shares;

(d)	knowingly take any action that would make any representation or warranty of the Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying the Rollover Shareholder from performing any of its obligations under this Agreement or would reasonably be expected to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger, or

(e)	agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d).

Any purported Transfer in violation of this Section 2.01 shall be null and void and the Rollover Shareholder agrees to take any and all actions necessary or desirable (including, but not limited to, voting its Ordinary Shares in procuring that the Company take action, where necessary) in order to ensure that any such purported Transfer in violation of this Section 2.01 does not take effect.

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Section 2.02 Standstill. Except as provided in Section 2.03 below, for a period beginning on date of this Agreement and ending on the Expiration Time, none of the Rollover Shareholder or any of its Affiliates shall, directly or indirectly: (i) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any beneficial ownership in, or direct or indirect rights to acquire any beneficial ownership in, securities of the Company or any subsidiary thereof; (ii) make any public announcement (other than any disclosure on Schedules 13D or 13G to the extent required by U.S. federal or state securities laws or the rules and regulations promulgated thereunder for the purpose of pursuing the Merger) with respect to, or submit a proposal for or offer of (with or without conditions), any tender or exchange offer, merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any subsidiary thereof; (iii) seek or propose to influence or control the management or policies of the Company, make or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission of the United States) to vote any voting securities of the Company or any subsidiary thereof, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any subsidiary thereof; (iv) form, join, become a member of or in any way participate in, or otherwise encourage the formation of, a “group” (other than with the Other Rollover Shareholders (as defined below)) within the meaning of Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or (v) publicly request the Other Rollover Shareholders to amend or waive any provision of, or take any action challenging the enforceability or validity of, this paragraph (including this sentence). For the avoidance of doubt, nothing in this Section 2.02 or any other provision of this Agreement shall prohibit (a) the Rollover Shareholder from acquiring securities of the Company as a result of any share split, combination, recapitalization or other similar transaction in or of the securities of the Company if such share split, combination, recapitalization or other similar transaction has been duly approved by the Company, or (b) Parent and Merger Sub from entering into the Merger Agreement and consummating the Merger.

Section 2.03 Rollover Shareholder’s Acquisition of Shares.

(a) The parties acknowledge that, prior to the Effective Time, the Rollover Shareholder may acquire additional Ordinary Shares or ADSs. For so long as such acquisition is not prohibited by applicable Laws and otherwise would not adversely affect the transactions contemplated under the Merger Agreement, such newly acquired Ordinary Shares or ADSs shall be deemed as “Rollover Shares” under the rollover and contribution agreement(s) among the Rollover Shareholder, Parent and Merger Sub.

(b) In the event of the acquisition pursuant to Section 2.03(a) above, Schedule A of the this Agreement or rollover and contribution agreement(s) among the other Rollover Shareholders, Parent and Merger Sub, where applicable, shall be updated immediately to reflect the rollover of such Ordinary Shares (or ADSs) acquired by such acquiring person, and Schedule B hereof and thereof shall be updated immediately to reflect the corresponding contemplated issuance of the Parent Shares to such acquiring person in consideration for the rollover of such Ordinary Shares acquired by such acquiring person.

ARTICLE III

CONTRIBUTION

Section 3.01 Irrevocable Election. The execution of this Agreement by the Rollover Shareholder evidences, subject to Article VI, the irrevocable election and agreement by the Rollover Shareholder to the contribution, assignment, transfer and delivery of its Rollover Shares in exchange for no cash consideration and the subscription by it or its designated Affiliate(s) for newly issued Parent Shares prior to the completion of transactions contemplated under the Merger Agreement (the “Closing”) on and subject to the terms and conditions set forth herein.

Section 3.02 Contribution of Rollover Shares by Rollover Shareholder to Merger Sub.  Subject to the terms and conditions set forth in this Agreement, at the Contribution Closing (as defined below), the Rollover Shareholder shall take any and all actions necessary to contribute, assign, transfer and deliver to Merger Sub, all of the right, title and interest of the Rollover Shareholder in and to the Rollover Shares, free and clear of all Liens (other than any Liens created or expressly permitted by Merger Sub or arising by reason of the Merger Agreement or this Agreement).

Section 3.03 Issuance of Parent Shares. In consideration for the contribution, assignment, transfer and delivery of the Rollover Shares to Merger Sub pursuant to Section 3.02 of this Agreement, Parent shall issue Parent Shares in the name of the Rollover Shareholder (or, if designated by the Rollover Shareholder in writing, in the name of an Affiliate of the Rollover Shareholder) in the amount set forth opposite the Rollover Shareholder’s name under the column titled “Parent Shares” on Schedule A hereto. Upon issuance of Parent Shares to the Rollover Shareholder at the Closing, Parent shall deliver to the Rollover Shareholder a complete copy of the updated register of members of Parent, certified by the registered office provider of Parent, evidencing the Rollover Shareholder’s ownership of the Parent Shares issued to the Rollover Shareholder and other shareholders of Parent. The capitalization table of Parent immediately after the Closing is shown on Schedule B attached hereto. The Rollover Shareholder hereby acknowledges and agrees that (a) the value of the Parent Shares issued to the Rollover Shareholder is equal to (x) the total number of Rollover Shares contributed by the Rollover Shareholder multiplied by (y) the Per Share Merger Consideration under the Merger Agreement, (b) issuance of such Parent Shares to the Rollover Shareholder shall constitute complete satisfaction of all obligations towards or sums due to the Rollover Shareholder by Parent with respect to the Rollover Shares and (c) on receipt of such Parent Shares, the Rollover Shareholder shall have no right to the Merger Consideration with respect to the Rollover Shares. No Parent Shares issued in connection with the Merger shall be issued at a lower price per share than the Parent Shares issued hereunder (it being understood that the Parent Shares issued hereunder are deemed to be issued at a price per share based on each Rollover Share having a value equal to the Per Share Merger Consideration).

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Section 3.04 Contribution Closing. Subject to the satisfaction in full (or waiver, if permissible) of all of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing), the closing of the contribution of Rollover Shares contemplated hereby (the “Contribution Closing”) shall take place on the Business Day prior to the Closing, and the issuance of Parent Shares shall take place upon the Closing. Upon the Contribution Closing, Merger Sub shall be the registered holder of 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, collectively representing at least 90% of the votes exercisable in general meetings of the Company, and the Merger will be carried out through a statutory short-form merger in accordance with section 233(7) of the Companies Act.

Section 3.05 Deposit of Rollover Shares. No later than three (3) Business Days prior to the Contribution Closing, the Rollover Shareholder and any agent of the Rollover Shareholder holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Merger Sub, for disposition in accordance with the terms of this Article III, (a) duly executed instruments of transfer of the Rollover Shares to Merger Sub, in form reasonably acceptable to Merger Sub, and (b) certificates, if any, representing the Rollover Shares (the “Rollover Share Documents”). The Rollover Share Documents shall be held by Merger Sub or any agent authorized by Merger Sub until the Contribution Closing. To the extent that any Rollover Shares of the Rollover Shareholder are held in street name or otherwise represented by ADSs, the Rollover Shareholder shall execute such instruments and take such other actions, in each case, as are reasonably requested by Parent to convert its ADSs into Class A Ordinary Shares prior to the Contribution Closing and pay any applicable fees, charges and expenses of the Company’s depositary and government charges due to or incurred by the Company’s depositary in connection with the conversion of its ADSs into Class A Ordinary Shares.

Section 3.06 Effect of the Merger on Rollover Shares. Merger Sub agrees that it shall not have the right to receive the Per Share Merger Consideration (or the Per ADS Merger Consideration, if applicable) in connection with the Merger with respect to any Rollover Shares held by it as of immediately prior to the Effective Time, and, at the Effective Time, each Rollover Share held by it shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ROLLOVER SHAREHOLDER

Section 4.01 Representations and Warranties. The Rollover Shareholder represents and warrants to Parent and Merger Sub as of the date hereof and as of the Contribution Closing:

(a) (i) the Rollover Shareholder has the full legal right, power, capacity and authority to execute and deliver this Agreement, to perform the Rollover Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby and (ii) if the Rollover Shareholder is not a natural person, the Rollover Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation;

(b) this Agreement has been duly executed and delivered by the Rollover Shareholder and the execution, delivery and performance of this Agreement by the Rollover Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Rollover Shareholder and no other actions or proceedings on the part of the Rollover Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

(c) assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding agreement of the Rollover Shareholder, enforceable against the Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d) (i) the Rollover Shareholder (A) is and, immediately prior to the Contribution Closing, will be the legal and beneficial owner of, and has and will have good and valid title to, its Securities, free and clear of Liens other than as created by this Agreement, and (B) has and will have sole or shared (together with Affiliates controlled by the Rollover Shareholder) voting power, power of disposition, and power to control dissenter’s rights, in each case with respect to all of its Securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and the terms of this Agreement, (ii) the Rollover Shareholder’s Securities are not subject to any voting trust agreement or other Contract to which the Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of such Securities other than this Agreement, (iii) the Rollover Shareholder has not Transferred any interest in any of its Securities and (iv) subject to Section 2.03, as of the date hereof, other than the Rollover Shares, the Rollover Shareholder does not own, beneficially or of record, any shares or other securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities);

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(e) except as contemplated hereby, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Rollover Shareholder is a party relating to the pledge, disposition or voting of any of its Rollover Shares, and its Rollover Shares are not subject to any Contract to which it is a party relating to the voting or Transfer of such Securities other than this Agreement, or any Lien which will be discharged on or prior to the Contribution Closing;

(f) except for the applicable requirements of the Exchange Act and any other United States federal securities Law, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Rollover Shareholder for the execution, delivery and performance of this Agreement by the Rollover Shareholder or the consummation by the Rollover Shareholder of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by the Rollover Shareholder, nor the consummation by the Rollover Shareholder of the transactions contemplated hereby, nor compliance by the Rollover Shareholder with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on the Rollover Shareholder or its properties or assets, (B) conflict with or violate any provision of the organizational documents of any the Rollover Shareholder which is an entity, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of the Rollover Shareholder pursuant to any Contract to which the Rollover Shareholder is a party or by which the Rollover Shareholder or any property or asset of the Rollover Shareholder is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Rollover Shareholder or any of the Rollover Shareholder’s properties or assets;

(g) there is no Action pending against the Rollover Shareholder or, to the knowledge of the Rollover Shareholder, any other person or, to the knowledge of the Rollover Shareholder, threatened against the Rollover Shareholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Rollover Shareholder of its obligations under this Agreement;

(h) the Rollover Shareholder understands and acknowledges that Parent and Merger Sub will be entering into the Merger Agreement in reliance upon the Rollover Shareholder’s execution, delivery and performance of this Agreement.

Section 4.02 Covenants. The Rollover Shareholder hereby:

(a) agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty of the Rollover Shareholder contained herein untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by the Rollover Shareholder of its obligations under this Agreement;

(b) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that it may have with respect to its Securities (including, without limitation, any rights under Section 238 of the Companies Act);

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(c) agrees to reasonably cooperate with Parent in connection with the preparation of the filings or notifications with any Governmental Authority that are required by applicable Law to the extent such documents relate to it (or any of its Affiliates) and permits the Company to publish and disclose in the Schedule 13E-3 (including all documents filed with the SEC in accordance therewith), the Rollover Shareholder’s identity and beneficial ownership of the Rollover Shares or other equity securities of the Company and the nature of the Rollover Shareholder’s commitments, arrangements and understandings under this Agreement;

(d) agrees and covenants that the Rollover Shareholder shall bear and pay any tax of any nature that is required by applicable Laws to be paid by the Rollover Shareholder arising out of the transactions contemplated hereby;

(e) agrees and covenants that the Rollover Shareholder shall promptly (and in any event within forty-eight (48) hours) notify Parent of any new Ordinary Shares, Securities and/or other securities of the Company with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by the Rollover Shareholder, including, without limitation, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof; and

(f)   agrees further that, upon request of Parent, the Rollover Shareholder shall execute and deliver any additional documents, consents or instruments and take such further actions as may reasonably and mutually be deemed by Parent and the Rollover Shareholder to be necessary or desirable to carry out the provisions of this Agreement.

ARTICLE V

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT AND MERGER SUB

Section 5.01 Each of Parent and Merger Sub represents and warrants to the Rollover Shareholder that as of the date hereof and as of the Contribution Closing:

(a) Each of Parent and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate actions or proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Assuming due authorization, execution and delivery by the Rollover Shareholder, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

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(b) (i) except for the applicable requirements of the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent or Merger Sub for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Parent or Merger Sub or any of their properties or assets, (B) conflict with or violate any provision of the organizational documents of Parent or Merger Sub, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their property or asset is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Sub or any of their properties or assets;

(c) there is no Action pending against Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any other Person or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Parent or Merger Sub of their respective obligations under this Agreement;

(d) each of Parent and Merger Sub was formed solely for the purposes of engaging in the Merger and has not conducted and will not conduct, prior to the Contribution Closing, any business other than in connection with its formation or related to the Merger. Except for obligations or liabilities incurred in connection with its formation or related to the Merger, each of Parent and Merger Sub has not incurred and will not incur, prior to the Contribution Closing, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and its Subsidiaries), any obligations or liabilities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Other than Merger Sub, there are no other corporations, partnerships, joint ventures, associations, or entities through which Parent conducts business, or other entities in which either Parent controls or owns, of record or beneficially, any direct or indirect equity or other interest;

(e) at the Effective Time, the Parent Shares to be issued under this Agreement shall have been duly authorized and when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising under applicable securities Laws or the organizational documents of Parent;

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(f)   (i) as of the date hereof, the authorized share capital of Parent is US$50,000 divided into 50,000 shares, par value US$1.00 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Founder, (ii) immediately following the Closing, the issued and outstanding share capital of Parent will be as set forth on Schedule B attached hereto, (iii) there are no (A) options, warrants or other rights to acquire share capital of Parent, (B) outstanding securities exchangeable for or convertible into share capital of Parent or (C) outstanding rights to acquire or obligations to issue any options, warrants or securities, (iv) as of the date hereof, the authorized share capital of Merger Sub is US$50,000 divided into 5,000,000,000 shares, par value US$0.00001 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Parent, and (v) all of the issued and outstanding share capital of Merger Sub will be, at the Closing, directly owned by Parent; and

(g) there is no shareholders agreement of Parent or similar contract among shareholders of Parent to govern the relationship of the shareholders of Parent or the rights of such shareholder with respect to its shareholding in Parent immediately following the Closing.

Section 5.02 Covenants.

(a) Parent hereby represents, warrants and covenants that it has not agreed, and it will not agree, to (i) grant any rights, preferences, privileges or benefits to any other shareholder of the Company that has agreed to transfer its Ordinary Shares to Merger Sub in exchange for Parent Shares in connection with the consummation of the Merger (the “Other Rollover Shareholders”) that are more favorable to such Other Rollover Shareholder than the rights, preferences, privileges or benefits applicable to the Rollover Shareholder or (ii) impose any restrictions or obligations on any Other Rollover Shareholder that are less restrictive than such restrictions or obligations applicable to the Rollover Shares, in each case, except to the extent disclosed to the Rollover Shareholder prior to the date hereof. The parties hereto agree that in the event of a breach of this Section 5.02(a), this Agreement shall be deemed automatically amended in favor of the Rollover Shareholder to incorporate such terms that are more favorable (or less restrictive) to such Other Rollover Shareholders.

(b) Without the prior written consent of the Rollover Shareholder, Parent shall not, and shall cause Merger Sub not to amend the Merger Agreement if such amendment would adversely affect the Rollover Shareholder in a disproportionate manner compared to the impact on any Other Rollover Shareholder.

(c) Each of Parent and Merger Sub agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty set forth in Section 5.01 untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by Parent or Merger Sub of its obligations under this Agreement.

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ARTICLE VI

TERMINATION

This Agreement, and the obligations of the Rollover Shareholder hereunder, shall terminate and be of no further force or effect immediately upon the earliest to occur of (a) the Effective Time, (b) termination of the Merger Agreement in accordance with its terms, and (c) the written agreement of the Rollover Shareholder and Parent (such earliest time, the “Expiration Time”); provided, that this Article VI and Article VII shall survive any termination of this Agreement. Nothing in this Article VI shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement. If for any reason the Merger fails to occur but the Contribution Closing contemplated by Article III has already taken place, then Parent and Merger Sub shall, upon termination of the Merger Agreement, promptly take all such actions as are necessary to restore the Rollover Shareholder to the position it was in with respect to ownership of the Rollover Shares prior to the Contribution Closing.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by international overnight courier to the respective parties at the address set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.01):

if to the Rollover Shareholder, to the address set forth next to the Rollover Shareholder’s name on Schedule A hereto;

if to Parent and/or Merger Sub:

c/o One Education Holding Limited

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

Attention: Mr. Shaowei Zhang

Section 7.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 7.03 Entire Agreement. This Agreement, together with the Limited Guarantee (if applicable), the Merger Agreement and the Equity Commitment Letters (if applicable) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 7.04 Specific Performance. Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that in the event of any breach by a party hereto of any of its, his or her respective covenants or agreements set forth in this Agreement, the non-breaching parties shall each be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity. Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

Section 7.05 Amendments; Waivers. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York, except that matters arising out of or relating to the cancellation of the Shares (including Shares represented by ADSs) contemplated by this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands.

Section 7.07 Dispute Resolution.

(a) Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the arbitration rules of HKIAC in force at the relevant time and as may be amended by this Section 7.07 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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(b) Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 7.07, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 7.07(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 7.07(a) in any way.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.

Section 7.08 No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement; provided, that the Company is an express third-party beneficiary of the obligations of the Rollover Shareholder pursuant to Section 2.02 and Article III of this Agreement and shall be entitled to specific performance of the terms thereof, including an injunction or injunctions to prevent breaches of this Agreement by the parties thereto, in addition to any other remedy at law or equity.

Section 7.09 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 7.10 No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 7.11 Further Assurances. The Rollover Shareholder hereby covenants that, from time to time, it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to convey, transfer to and vest in Merger Sub, and to put Merger Sub in possession of, all of the Rollover Shares in accordance with the terms of this Agreement.

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Section 7.12 Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

Section 7.13 Confidentiality. This Agreement shall be treated as confidential and may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the parties hereto; provided, that each party hereto may, without such written consent, disclose the existence and content of this Agreement to its officers, directors, employees, partners, members, investors, financing sources, advisors (including financial and legal advisors) and any representatives of the foregoing and to the extent required by Law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the transactions contemplated hereby or by the Merger Agreement.

Section 7.14 Interpretation. When a reference is made in this Agreement to a Section or Article such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

[Remainder of Page Left Blank Intentionally]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT

One Education Holding Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

MERGER SUB

One Education Merger Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Brightenwit Group Limited

By	/s/ Yu Wu
Name:	Yu Wu
Title:	Director

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SCHEDULE A

Name	Rollover Shares	Parent Shares	Notice Address
Brightenwit Group Limited	4,492,510	4,492,510	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China Attention: Yu Wu

*	As of the date of this Agreement, Brightenwit Group Limited held 12 shares of the Parent. Notwithstanding the aforesaid, the number of Rollover Shares set out in this Schedule A for Brightenwit Group Limited shall be the same as the number of shares held by Brightenwit Group Limited in the Parent immediately after Closing.

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SCHEDULE B

Capitalization Table of Parent Immediately After Closing

Shareholders	Number of Ordinary Shares	%
Visionsky Group Limited	27,769,020	53.08%
Brightenwit Group Limited	4,492,510	8.59%
Long-Spring Education Management Limited	7,054,570	13.49%
Long-Spring Education International Limited	4,770,250	9.12%
Long-Spring Education Technology Limited	2,086,530	3.99%
Long-Spring Education Consulting Limited	298,410	0.57%
Spring River Greater China Fund	5,840,676	11.17%
Total	52,311,966	100%

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Exhibit G

ROLLOVER AND CONTRIBUTION AGREEMENT

This ROLLOVER AND CONTRIBUTION AGREEMENT (this “Agreement”) is entered into as of November 22, 2024 by and among (1) One Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (2) One Education Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and (3) certain shareholder of First High-School Education Group Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A hereto (the “Rollover Shareholder”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, on August 2, 2024, Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund (collectively, the “Buyer Group”) jointly submitted a non-binding proposal letter to the special committee of the board of directors of the Company to acquire all of the Ordinary Shares (including the Class A Ordinary Shares represented by the ADSs) that are not already beneficially owned by the Buyer Group or be rolled over for cash consideration equal to US$0.15 in cash per ADS, or US$0.05 in cash per Ordinary Share;

WHEREAS, as of the date hereof, the Rollover Shareholder is the legal and beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of such number of Ordinary Shares as set forth in the columns titled “Rollover Shares” opposite the Rollover Shareholder’s name on Schedule A hereto (the “Rollover Shares”). The Rollover Shares, together with any other Ordinary Shares and securities of the Company as may be acquired (whether beneficially or of record) by the Rollover Shareholder after the date hereof and prior to the earlier of the effective time of the Merger (the “Effective Time”) and the termination of all of its obligations under this Agreement, including, without limitation, any Ordinary Shares or securities of the Company as may be acquired by means of dividend or distribution, or issued upon the exercise of any incentive awards, warrants or the conversion of any convertible securities or otherwise, shall be collectively referred to herein as its “Securities”;

WHEREAS, Parent, Merger Sub and the Company have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, in connection with the consummation of the Merger, the Rollover Shareholder agrees to contribute its Rollover Shares to Merger Sub in exchange for newly issued ordinary shares of Parent (the “Parent Shares”), in the amount set forth in the column titled “Parent Shares” opposite the Rollover Shareholder’s name on Schedule A hereto upon the terms and conditions set forth herein;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholder is entering into this Agreement; and

WHEREAS, the Rollover Shareholder acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholder set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions and InterpretationS

Section 1.01 Definitions. Certain terms are used in this Agreement as specifically defined herein.

“Action” means any litigation, hearing, suit, claim, action, proceeding or investigation.

“ADS” means American depositary shares of the Company, each representing three Class A Ordinary Shares.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise; provided, however, that such power shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person, and the terms “controlled” and “controlling” has meanings correlative to the foregoing.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region, or the PRC are authorized by law or executive order to be closed.

“Class A Ordinary Shares” means Class A ordinary shares of the Company, par value $0.00001 per share, in the share capital of the Company, each carrying one (1) vote per share.

“Class B Ordinary Shares” means Class B ordinary shares of the Company, par value $0.00001 per share, each carrying twenty (20) votes per share.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Founder” means Mr. Shaowei Zhang.

“Governmental Authority” means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory, quasi-governmental authority or national or international stock exchange.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

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“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction.

“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares.

ARTICLE II

RESTRICTIONS ON TRANSFER; STANDSTILL

Section 2.01 Restrictions on Transfers. Except as provided for in Article III or pursuant to the Merger Agreement, the Rollover Shareholder hereby agrees that, from the date hereof until the Expiration Time (as defined below), the Rollover Shareholder shall not directly or indirectly:

(a)	offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”), either voluntarily or involuntarily, or enter into any note, bond, mortgage, indenture, lease, license, contract or agreement, or other instrument or obligation (each, a “Contract”), option or other arrangement or understanding with respect to the Transfer of any Securities or any interest therein, or with respect to any limitation on voting right of any Securities, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Securities and which has, or would reasonably be expected to have, the effect of reducing or limiting the Rollover Shareholder’s economic interest and/or voting power in such Securities or affecting the ownership of Securities;

(b)	deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement;

(c)	convert or exchange, or take any action which would result in the conversion or exchange, of any Securities, other than conversion of ADSs into Class A Ordinary Shares;

(d)	knowingly take any action that would make any representation or warranty of the Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying the Rollover Shareholder from performing any of its obligations under this Agreement or would reasonably be expected to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger, or

(e)	agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d).

Any purported Transfer in violation of this Section 2.01 shall be null and void and the Rollover Shareholder agrees to take any and all actions necessary or desirable (including, but not limited to, voting its Ordinary Shares in procuring that the Company take action, where necessary) in order to ensure that any such purported Transfer in violation of this Section 2.01 does not take effect.

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Section 2.02 Standstill. Except as provided in Section 2.03 below, for a period beginning on date of this Agreement and ending on the Expiration Time, none of the Rollover Shareholder or any of its Affiliates shall, directly or indirectly: (i) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any beneficial ownership in, or direct or indirect rights to acquire any beneficial ownership in, securities of the Company or any subsidiary thereof; (ii) make any public announcement (other than any disclosure on Schedules 13D or 13G to the extent required by U.S. federal or state securities laws or the rules and regulations promulgated thereunder for the purpose of pursuing the Merger) with respect to, or submit a proposal for or offer of (with or without conditions), any tender or exchange offer, merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any subsidiary thereof; (iii) seek or propose to influence or control the management or policies of the Company, make or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission of the United States) to vote any voting securities of the Company or any subsidiary thereof, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any subsidiary thereof; (iv) form, join, become a member of or in any way participate in, or otherwise encourage the formation of, a “group” (other than with the Other Rollover Shareholders (as defined below)) within the meaning of Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or (v) publicly request the Other Rollover Shareholders to amend or waive any provision of, or take any action challenging the enforceability or validity of, this paragraph (including this sentence). For the avoidance of doubt, nothing in this Section 2.02 or any other provision of this Agreement shall prohibit (a) the Rollover Shareholder from acquiring securities of the Company as a result of any share split, combination, recapitalization or other similar transaction in or of the securities of the Company if such share split, combination, recapitalization or other similar transaction has been duly approved by the Company, or (b) Parent and Merger Sub from entering into the Merger Agreement and consummating the Merger.

Section 2.03 Rollover Shareholder’s Acquisition of Shares.

(a) The parties acknowledge that, prior to the Effective Time, the Rollover Shareholder may acquire additional Ordinary Shares or ADSs. For so long as such acquisition is not prohibited by applicable Laws and otherwise would not adversely affect the transactions contemplated under the Merger Agreement, such newly acquired Ordinary Shares or ADSs shall be deemed as “Rollover Shares” under the rollover and contribution agreement(s) among the Rollover Shareholder, Parent and Merger Sub.

(b) In the event of the acquisition pursuant to Section 2.03(a) above, Schedule A of the this Agreement or rollover and contribution agreement(s) among the other Rollover Shareholders, Parent and Merger Sub, where applicable, shall be updated immediately to reflect the rollover of such Ordinary Shares (or ADSs) acquired by such acquiring person, and Schedule B hereof and thereof shall be updated immediately to reflect the corresponding contemplated issuance of the Parent Shares to such acquiring person in consideration for the rollover of such Ordinary Shares acquired by such acquiring person.

ARTICLE III

CONTRIBUTION

Section 3.01 Irrevocable Election. The execution of this Agreement by the Rollover Shareholder evidences, subject to Article VI, the irrevocable election and agreement by the Rollover Shareholder to the contribution, assignment, transfer and delivery of its Rollover Shares in exchange for no cash consideration and the subscription by it or its designated Affiliate(s) for newly issued Parent Shares prior to the completion of transactions contemplated under the Merger Agreement (the “Closing”) on and subject to the terms and conditions set forth herein.

Section 3.02 Contribution of Rollover Shares by Rollover Shareholder to Merger Sub.  Subject to the terms and conditions set forth in this Agreement, at the Contribution Closing (as defined below), the Rollover Shareholder shall take any and all actions necessary to contribute, assign, transfer and deliver to Merger Sub, all of the right, title and interest of the Rollover Shareholder in and to the Rollover Shares, free and clear of all Liens (other than any Liens created or expressly permitted by Merger Sub or arising by reason of the Merger Agreement or this Agreement).

Section 3.03 Issuance of Parent Shares. In consideration for the contribution, assignment, transfer and delivery of the Rollover Shares to Merger Sub pursuant to Section 3.02 of this Agreement, Parent shall issue Parent Shares in the name of the Rollover Shareholder (or, if designated by the Rollover Shareholder in writing, in the name of an Affiliate of the Rollover Shareholder) in the amount set forth opposite the Rollover Shareholder’s name under the column titled “Parent Shares” on Schedule A hereto. Upon issuance of Parent Shares to the Rollover Shareholder at the Closing, Parent shall deliver to the Rollover Shareholder a complete copy of the updated register of members of Parent, certified by the registered office provider of Parent, evidencing the Rollover Shareholder’s ownership of the Parent Shares issued to the Rollover Shareholder and other shareholders of Parent. The capitalization table of Parent immediately after the Closing is shown on Schedule B attached hereto. The Rollover Shareholder hereby acknowledges and agrees that (a) the value of the Parent Shares issued to the Rollover Shareholder is equal to (x) the total number of Rollover Shares contributed by the Rollover Shareholder multiplied by (y) the Per Share Merger Consideration under the Merger Agreement, (b) issuance of such Parent Shares to the Rollover Shareholder shall constitute complete satisfaction of all obligations towards or sums due to the Rollover Shareholder by Parent with respect to the Rollover Shares and (c) on receipt of such Parent Shares, the Rollover Shareholder shall have no right to the Merger Consideration with respect to the Rollover Shares. No Parent Shares issued in connection with the Merger shall be issued at a lower price per share than the Parent Shares issued hereunder (it being understood that the Parent Shares issued hereunder are deemed to be issued at a price per share based on each Rollover Share having a value equal to the Per Share Merger Consideration).

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Section 3.04 Contribution Closing. Subject to the satisfaction in full (or waiver, if permissible) of all of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing), the closing of the contribution of Rollover Shares contemplated hereby (the “Contribution Closing”) shall take place on the Business Day prior to the Closing, and the issuance of Parent Shares shall take place upon the Closing. Upon the Contribution Closing, Merger Sub shall be the registered holder of 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, collectively representing at least 90% of the votes exercisable in general meetings of the Company, and the Merger will be carried out through a statutory short-form merger in accordance with section 233(7) of the Companies Act.

Section 3.05 Deposit of Rollover Shares. No later than three (3) Business Days prior to the Contribution Closing, the Rollover Shareholder and any agent of the Rollover Shareholder holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Merger Sub, for disposition in accordance with the terms of this Article III, (a) duly executed instruments of transfer of the Rollover Shares to Merger Sub, in form reasonably acceptable to Merger Sub, and (b) certificates, if any, representing the Rollover Shares (the “Rollover Share Documents”). The Rollover Share Documents shall be held by Merger Sub or any agent authorized by Merger Sub until the Contribution Closing. To the extent that any Rollover Shares of the Rollover Shareholder are held in street name or otherwise represented by ADSs, the Rollover Shareholder shall execute such instruments and take such other actions, in each case, as are reasonably requested by Parent to convert its ADSs into Class A Ordinary Shares prior to the Contribution Closing and pay any applicable fees, charges and expenses of the Company’s depositary and government charges due to or incurred by the Company’s depositary in connection with the conversion of its ADSs into Class A Ordinary Shares.

Section 3.06 Effect of the Merger on Rollover Shares. Merger Sub agrees that it shall not have the right to receive the Per Share Merger Consideration (or the Per ADS Merger Consideration, if applicable) in connection with the Merger with respect to any Rollover Shares held by it as of immediately prior to the Effective Time, and, at the Effective Time, each Rollover Share held by it shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ROLLOVER SHAREHOLDER

Section 4.01 Representations and Warranties. The Rollover Shareholder represents and warrants to Parent and Merger Sub as of the date hereof and as of the Contribution Closing:

(a) (i) the Rollover Shareholder has the full legal right, power, capacity and authority to execute and deliver this Agreement, to perform the Rollover Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby and (ii) if the Rollover Shareholder is not a natural person, the Rollover Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation;

(b) this Agreement has been duly executed and delivered by the Rollover Shareholder and the execution, delivery and performance of this Agreement by the Rollover Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Rollover Shareholder and no other actions or proceedings on the part of the Rollover Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

(c) assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding agreement of the Rollover Shareholder, enforceable against the Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d) (i) the Rollover Shareholder (A) is and, immediately prior to the Contribution Closing, will be the legal and beneficial owner of, and has and will have good and valid title to, its Securities, free and clear of Liens other than as created by this Agreement, and (B) has and will have sole or shared (together with Affiliates controlled by the Rollover Shareholder) voting power, power of disposition, and power to control dissenter’s rights, in each case with respect to all of its Securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and the terms of this Agreement, (ii) the Rollover Shareholder’s Securities are not subject to any voting trust agreement or other Contract to which the Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of such Securities other than this Agreement, (iii) the Rollover Shareholder has not Transferred any interest in any of its Securities and (iv) subject to Section 2.03, as of the date hereof, other than the Rollover Shares, the Rollover Shareholder does not own, beneficially or of record, any shares or other securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities);

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(e) except as contemplated hereby, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Rollover Shareholder is a party relating to the pledge, disposition or voting of any of its Rollover Shares, and its Rollover Shares are not subject to any Contract to which it is a party relating to the voting or Transfer of such Securities other than this Agreement, or any Lien which will be discharged on or prior to the Contribution Closing;

(f) except for the applicable requirements of the Exchange Act and any other United States federal securities Law, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Rollover Shareholder for the execution, delivery and performance of this Agreement by the Rollover Shareholder or the consummation by the Rollover Shareholder of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by the Rollover Shareholder, nor the consummation by the Rollover Shareholder of the transactions contemplated hereby, nor compliance by the Rollover Shareholder with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on the Rollover Shareholder or its properties or assets, (B) conflict with or violate any provision of the organizational documents of any the Rollover Shareholder which is an entity, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of the Rollover Shareholder pursuant to any Contract to which the Rollover Shareholder is a party or by which the Rollover Shareholder or any property or asset of the Rollover Shareholder is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Rollover Shareholder or any of the Rollover Shareholder’s properties or assets;

(g) there is no Action pending against the Rollover Shareholder or, to the knowledge of the Rollover Shareholder, any other person or, to the knowledge of the Rollover Shareholder, threatened against the Rollover Shareholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Rollover Shareholder of its obligations under this Agreement;

(h) the Rollover Shareholder understands and acknowledges that Parent and Merger Sub will be entering into the Merger Agreement in reliance upon the Rollover Shareholder’s execution, delivery and performance of this Agreement.

Section 4.02 Covenants. The Rollover Shareholder hereby:

(a) agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty of the Rollover Shareholder contained herein untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by the Rollover Shareholder of its obligations under this Agreement;

(b) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that it may have with respect to its Securities (including, without limitation, any rights under Section 238 of the Companies Act);

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(c) agrees to reasonably cooperate with Parent in connection with the preparation of the filings or notifications with any Governmental Authority that are required by applicable Law to the extent such documents relate to it (or any of its Affiliates) and permits the Company to publish and disclose in the Schedule 13E-3 (including all documents filed with the SEC in accordance therewith), the Rollover Shareholder’s identity and beneficial ownership of the Rollover Shares or other equity securities of the Company and the nature of the Rollover Shareholder’s commitments, arrangements and understandings under this Agreement;

(d) agrees and covenants that the Rollover Shareholder shall bear and pay any tax of any nature that is required by applicable Laws to be paid by the Rollover Shareholder arising out of the transactions contemplated hereby;

(e) agrees and covenants that the Rollover Shareholder shall promptly (and in any event within forty-eight (48) hours) notify Parent of any new Ordinary Shares, Securities and/or other securities of the Company with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by the Rollover Shareholder, including, without limitation, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof; and

(f)   agrees further that, upon request of Parent, the Rollover Shareholder shall execute and deliver any additional documents, consents or instruments and take such further actions as may reasonably and mutually be deemed by Parent and the Rollover Shareholder to be necessary or desirable to carry out the provisions of this Agreement.

ARTICLE V

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT AND MERGER SUB

Section 5.01 Each of Parent and Merger Sub represents and warrants to the Rollover Shareholder that as of the date hereof and as of the Contribution Closing:

(a) Each of Parent and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate actions or proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Assuming due authorization, execution and delivery by the Rollover Shareholder, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

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(b) (i) except for the applicable requirements of the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent or Merger Sub for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Parent or Merger Sub or any of their properties or assets, (B) conflict with or violate any provision of the organizational documents of Parent or Merger Sub, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their property or asset is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Sub or any of their properties or assets;

(c) there is no Action pending against Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any other Person or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Parent or Merger Sub of their respective obligations under this Agreement;

(d) each of Parent and Merger Sub was formed solely for the purposes of engaging in the Merger and has not conducted and will not conduct, prior to the Contribution Closing, any business other than in connection with its formation or related to the Merger. Except for obligations or liabilities incurred in connection with its formation or related to the Merger, each of Parent and Merger Sub has not incurred and will not incur, prior to the Contribution Closing, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and its Subsidiaries), any obligations or liabilities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Other than Merger Sub, there are no other corporations, partnerships, joint ventures, associations, or entities through which Parent conducts business, or other entities in which either Parent controls or owns, of record or beneficially, any direct or indirect equity or other interest;

(e) at the Effective Time, the Parent Shares to be issued under this Agreement shall have been duly authorized and when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising under applicable securities Laws or the organizational documents of Parent;

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(f)   (i) as of the date hereof, the authorized share capital of Parent is US$50,000 divided into 50,000 shares, par value US$1.00 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Founder, (ii) immediately following the Closing, the issued and outstanding share capital of Parent will be as set forth on Schedule B attached hereto, (iii) there are no (A) options, warrants or other rights to acquire share capital of Parent, (B) outstanding securities exchangeable for or convertible into share capital of Parent or (C) outstanding rights to acquire or obligations to issue any options, warrants or securities, (iv) as of the date hereof, the authorized share capital of Merger Sub is US$50,000 divided into 5,000,000,000 shares, par value US$0.00001 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Parent, and (v) all of the issued and outstanding share capital of Merger Sub will be, at the Closing, directly owned by Parent; and

(g) there is no shareholders agreement of Parent or similar contract among shareholders of Parent to govern the relationship of the shareholders of Parent or the rights of such shareholder with respect to its shareholding in Parent immediately following the Closing.

Section 5.02 Covenants.

(a) Parent hereby represents, warrants and covenants that it has not agreed, and it will not agree, to (i) grant any rights, preferences, privileges or benefits to any other shareholder of the Company that has agreed to transfer its Ordinary Shares to Merger Sub in exchange for Parent Shares in connection with the consummation of the Merger (the “Other Rollover Shareholders”) that are more favorable to such Other Rollover Shareholder than the rights, preferences, privileges or benefits applicable to the Rollover Shareholder or (ii) impose any restrictions or obligations on any Other Rollover Shareholder that are less restrictive than such restrictions or obligations applicable to the Rollover Shares, in each case, except to the extent disclosed to the Rollover Shareholder prior to the date hereof. The parties hereto agree that in the event of a breach of this Section 5.02(a), this Agreement shall be deemed automatically amended in favor of the Rollover Shareholder to incorporate such terms that are more favorable (or less restrictive) to such Other Rollover Shareholders.

(b) Without the prior written consent of the Rollover Shareholder, Parent shall not, and shall cause Merger Sub not to amend the Merger Agreement if such amendment would adversely affect the Rollover Shareholder in a disproportionate manner compared to the impact on any Other Rollover Shareholder.

(c) Each of Parent and Merger Sub agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty set forth in Section 5.01 untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by Parent or Merger Sub of its obligations under this Agreement.

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ARTICLE VI

TERMINATION

This Agreement, and the obligations of the Rollover Shareholder hereunder, shall terminate and be of no further force or effect immediately upon the earliest to occur of (a) the Effective Time, (b) termination of the Merger Agreement in accordance with its terms, and (c) the written agreement of the Rollover Shareholder and Parent (such earliest time, the “Expiration Time”); provided, that this Article VI and Article VII shall survive any termination of this Agreement. Nothing in this Article VI shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement. If for any reason the Merger fails to occur but the Contribution Closing contemplated by Article III has already taken place, then Parent and Merger Sub shall, upon termination of the Merger Agreement, promptly take all such actions as are necessary to restore the Rollover Shareholder to the position it was in with respect to ownership of the Rollover Shares prior to the Contribution Closing.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by international overnight courier to the respective parties at the address set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.01):

if to the Rollover Shareholder, to the address set forth next to the Rollover Shareholder’s name on Schedule A hereto;

if to Parent and/or Merger Sub:

c/o One Education Holding Limited

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

Attention: Mr. Shaowei Zhang

Section 7.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 7.03 Entire Agreement. This Agreement, together with the Limited Guarantee (if applicable), the Merger Agreement and the Equity Commitment Letters (if applicable) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 7.04 Specific Performance. Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that in the event of any breach by a party hereto of any of its, his or her respective covenants or agreements set forth in this Agreement, the non-breaching parties shall each be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity. Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

Section 7.05 Amendments; Waivers. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York, except that matters arising out of or relating to the cancellation of the Shares (including Shares represented by ADSs) contemplated by this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands.

Section 7.07 Dispute Resolution.

(a) Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the arbitration rules of HKIAC in force at the relevant time and as may be amended by this Section 7.07 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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(b) Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 7.07, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 7.07(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 7.07(a) in any way.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.

Section 7.08 No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement; provided, that the Company is an express third-party beneficiary of the obligations of the Rollover Shareholder pursuant to Section 2.02 and Article III of this Agreement and shall be entitled to specific performance of the terms thereof, including an injunction or injunctions to prevent breaches of this Agreement by the parties thereto, in addition to any other remedy at law or equity.

Section 7.09 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 7.10 No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 7.11 Further Assurances. The Rollover Shareholder hereby covenants that, from time to time, it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to convey, transfer to and vest in Merger Sub, and to put Merger Sub in possession of, all of the Rollover Shares in accordance with the terms of this Agreement.

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Section 7.12 Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

Section 7.13 Confidentiality. This Agreement shall be treated as confidential and may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the parties hereto; provided, that each party hereto may, without such written consent, disclose the existence and content of this Agreement to its officers, directors, employees, partners, members, investors, financing sources, advisors (including financial and legal advisors) and any representatives of the foregoing and to the extent required by Law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the transactions contemplated hereby or by the Merger Agreement.

Section 7.14 Interpretation. When a reference is made in this Agreement to a Section or Article such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

[Remainder of Page Left Blank Intentionally]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT

One Education Holding Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

MERGER SUB

One Education Merger Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Long-Spring Education Management Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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SCHEDULE A

Name	Rollover Shares	Parent Shares	Notice Address
Long-Spring Education Management Limited	7,054,570	7,054,570	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China Attention: Shaowei Zhang

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SCHEDULE B

Capitalization Table of Parent Immediately After Closing

Shareholders	Number of Ordinary Shares	%
Visionsky Group Limited	27,769,020	53.08%
Brightenwit Group Limited	4,492,510	8.59%
Long-Spring Education Management Limited	7,054,570	13.49%
Long-Spring Education International Limited	4,770,250	9.12%
Long-Spring Education Technology Limited	2,086,530	3.99%
Long-Spring Education Consulting Limited	298,410	0.57%
Spring River Greater China Fund	5,840,676	11.17%
Total	52,311,966	100%

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Exhibit H

ROLLOVER AND CONTRIBUTION AGREEMENT

This ROLLOVER AND CONTRIBUTION AGREEMENT (this “Agreement”) is entered into as of November 22, 2024 by and among (1) One Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (2) One Education Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and (3) certain shareholder of First High-School Education Group Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A hereto (the “Rollover Shareholder”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, on August 2, 2024, Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund (collectively, the “Buyer Group”) jointly submitted a non-binding proposal letter to the special committee of the board of directors of the Company to acquire all of the Ordinary Shares (including the Class A Ordinary Shares represented by the ADSs) that are not already beneficially owned by the Buyer Group or be rolled over for cash consideration equal to US$0.15 in cash per ADS, or US$0.05 in cash per Ordinary Share;

WHEREAS, as of the date hereof, the Rollover Shareholder is the legal and beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of such number of Ordinary Shares as set forth in the columns titled “Rollover Shares” opposite the Rollover Shareholder’s name on Schedule A hereto (the “Rollover Shares”). The Rollover Shares, together with any other Ordinary Shares and securities of the Company as may be acquired (whether beneficially or of record) by the Rollover Shareholder after the date hereof and prior to the earlier of the effective time of the Merger (the “Effective Time”) and the termination of all of its obligations under this Agreement, including, without limitation, any Ordinary Shares or securities of the Company as may be acquired by means of dividend or distribution, or issued upon the exercise of any incentive awards, warrants or the conversion of any convertible securities or otherwise, shall be collectively referred to herein as its “Securities”;

WHEREAS, Parent, Merger Sub and the Company have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, in connection with the consummation of the Merger, the Rollover Shareholder agrees to contribute its Rollover Shares to Merger Sub in exchange for newly issued ordinary shares of Parent (the “Parent Shares”), in the amount set forth in the column titled “Parent Shares” opposite the Rollover Shareholder’s name on Schedule A hereto upon the terms and conditions set forth herein;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholder is entering into this Agreement; and

WHEREAS, the Rollover Shareholder acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholder set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions and InterpretationS

Section 1.01 Definitions. Certain terms are used in this Agreement as specifically defined herein.

“Action” means any litigation, hearing, suit, claim, action, proceeding or investigation.

“ADS” means American depositary shares of the Company, each representing three Class A Ordinary Shares.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise; provided, however, that such power shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person, and the terms “controlled” and “controlling” has meanings correlative to the foregoing.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region, or the PRC are authorized by law or executive order to be closed.

“Class A Ordinary Shares” means Class A ordinary shares of the Company, par value $0.00001 per share, in the share capital of the Company, each carrying one (1) vote per share.

“Class B Ordinary Shares” means Class B ordinary shares of the Company, par value $0.00001 per share, each carrying twenty (20) votes per share.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Founder” means Mr. Shaowei Zhang.

“Governmental Authority” means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory, quasi-governmental authority or national or international stock exchange.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

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“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction.

“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares.

ARTICLE II

RESTRICTIONS ON TRANSFER; STANDSTILL

Section 2.01 Restrictions on Transfers. Except as provided for in Article III or pursuant to the Merger Agreement, the Rollover Shareholder hereby agrees that, from the date hereof until the Expiration Time (as defined below), the Rollover Shareholder shall not directly or indirectly:

(a)	offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”), either voluntarily or involuntarily, or enter into any note, bond, mortgage, indenture, lease, license, contract or agreement, or other instrument or obligation (each, a “Contract”), option or other arrangement or understanding with respect to the Transfer of any Securities or any interest therein, or with respect to any limitation on voting right of any Securities, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Securities and which has, or would reasonably be expected to have, the effect of reducing or limiting the Rollover Shareholder’s economic interest and/or voting power in such Securities or affecting the ownership of Securities;

(b)	deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement;

(c)	convert or exchange, or take any action which would result in the conversion or exchange, of any Securities, other than conversion of ADSs into Class A Ordinary Shares;

(d)	knowingly take any action that would make any representation or warranty of the Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying the Rollover Shareholder from performing any of its obligations under this Agreement or would reasonably be expected to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger, or

(e)	agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d).

Any purported Transfer in violation of this Section 2.01 shall be null and void and the Rollover Shareholder agrees to take any and all actions necessary or desirable (including, but not limited to, voting its Ordinary Shares in procuring that the Company take action, where necessary) in order to ensure that any such purported Transfer in violation of this Section 2.01 does not take effect.

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Section 2.02 Standstill. Except as provided in Section 2.03 below, for a period beginning on date of this Agreement and ending on the Expiration Time, none of the Rollover Shareholder or any of its Affiliates shall, directly or indirectly: (i) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any beneficial ownership in, or direct or indirect rights to acquire any beneficial ownership in, securities of the Company or any subsidiary thereof; (ii) make any public announcement (other than any disclosure on Schedules 13D or 13G to the extent required by U.S. federal or state securities laws or the rules and regulations promulgated thereunder for the purpose of pursuing the Merger) with respect to, or submit a proposal for or offer of (with or without conditions), any tender or exchange offer, merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any subsidiary thereof; (iii) seek or propose to influence or control the management or policies of the Company, make or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission of the United States) to vote any voting securities of the Company or any subsidiary thereof, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any subsidiary thereof; (iv) form, join, become a member of or in any way participate in, or otherwise encourage the formation of, a “group” (other than with the Other Rollover Shareholders (as defined below)) within the meaning of Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or (v) publicly request the Other Rollover Shareholders to amend or waive any provision of, or take any action challenging the enforceability or validity of, this paragraph (including this sentence). For the avoidance of doubt, nothing in this Section 2.02 or any other provision of this Agreement shall prohibit (a) the Rollover Shareholder from acquiring securities of the Company as a result of any share split, combination, recapitalization or other similar transaction in or of the securities of the Company if such share split, combination, recapitalization or other similar transaction has been duly approved by the Company, or (b) Parent and Merger Sub from entering into the Merger Agreement and consummating the Merger.

Section 2.03 Rollover Shareholder’s Acquisition of Shares.

(a) The parties acknowledge that, prior to the Effective Time, the Rollover Shareholder may acquire additional Ordinary Shares or ADSs. For so long as such acquisition is not prohibited by applicable Laws and otherwise would not adversely affect the transactions contemplated under the Merger Agreement, such newly acquired Ordinary Shares or ADSs shall be deemed as “Rollover Shares” under the rollover and contribution agreement(s) among the Rollover Shareholder, Parent and Merger Sub.

(b) In the event of the acquisition pursuant to Section 2.03(a) above, Schedule A of the this Agreement or rollover and contribution agreement(s) among the other Rollover Shareholders, Parent and Merger Sub, where applicable, shall be updated immediately to reflect the rollover of such Ordinary Shares (or ADSs) acquired by such acquiring person, and Schedule B hereof and thereof shall be updated immediately to reflect the corresponding contemplated issuance of the Parent Shares to such acquiring person in consideration for the rollover of such Ordinary Shares acquired by such acquiring person.

ARTICLE III

CONTRIBUTION

Section 3.01 Irrevocable Election. The execution of this Agreement by the Rollover Shareholder evidences, subject to Article VI, the irrevocable election and agreement by the Rollover Shareholder to the contribution, assignment, transfer and delivery of its Rollover Shares in exchange for no cash consideration and the subscription by it or its designated Affiliate(s) for newly issued Parent Shares prior to the completion of transactions contemplated under the Merger Agreement (the “Closing”) on and subject to the terms and conditions set forth herein.

Section 3.02 Contribution of Rollover Shares by Rollover Shareholder to Merger Sub.  Subject to the terms and conditions set forth in this Agreement, at the Contribution Closing (as defined below), the Rollover Shareholder shall take any and all actions necessary to contribute, assign, transfer and deliver to Merger Sub, all of the right, title and interest of the Rollover Shareholder in and to the Rollover Shares, free and clear of all Liens (other than any Liens created or expressly permitted by Merger Sub or arising by reason of the Merger Agreement or this Agreement).

Section 3.03 Issuance of Parent Shares. In consideration for the contribution, assignment, transfer and delivery of the Rollover Shares to Merger Sub pursuant to Section 3.02 of this Agreement, Parent shall issue Parent Shares in the name of the Rollover Shareholder (or, if designated by the Rollover Shareholder in writing, in the name of an Affiliate of the Rollover Shareholder) in the amount set forth opposite the Rollover Shareholder’s name under the column titled “Parent Shares” on Schedule A hereto. Upon issuance of Parent Shares to the Rollover Shareholder at the Closing, Parent shall deliver to the Rollover Shareholder a complete copy of the updated register of members of Parent, certified by the registered office provider of Parent, evidencing the Rollover Shareholder’s ownership of the Parent Shares issued to the Rollover Shareholder and other shareholders of Parent. The capitalization table of Parent immediately after the Closing is shown on Schedule B attached hereto. The Rollover Shareholder hereby acknowledges and agrees that (a) the value of the Parent Shares issued to the Rollover Shareholder is equal to (x) the total number of Rollover Shares contributed by the Rollover Shareholder multiplied by (y) the Per Share Merger Consideration under the Merger Agreement, (b) issuance of such Parent Shares to the Rollover Shareholder shall constitute complete satisfaction of all obligations towards or sums due to the Rollover Shareholder by Parent with respect to the Rollover Shares and (c) on receipt of such Parent Shares, the Rollover Shareholder shall have no right to the Merger Consideration with respect to the Rollover Shares. No Parent Shares issued in connection with the Merger shall be issued at a lower price per share than the Parent Shares issued hereunder (it being understood that the Parent Shares issued hereunder are deemed to be issued at a price per share based on each Rollover Share having a value equal to the Per Share Merger Consideration).

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Section 3.04 Contribution Closing. Subject to the satisfaction in full (or waiver, if permissible) of all of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing), the closing of the contribution of Rollover Shares contemplated hereby (the “Contribution Closing”) shall take place on the Business Day prior to the Closing, and the issuance of Parent Shares shall take place upon the Closing. Upon the Contribution Closing, Merger Sub shall be the registered holder of 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, collectively representing at least 90% of the votes exercisable in general meetings of the Company, and the Merger will be carried out through a statutory short-form merger in accordance with section 233(7) of the Companies Act.

Section 3.05 Deposit of Rollover Shares. No later than three (3) Business Days prior to the Contribution Closing, the Rollover Shareholder and any agent of the Rollover Shareholder holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Merger Sub, for disposition in accordance with the terms of this Article III, (a) duly executed instruments of transfer of the Rollover Shares to Merger Sub, in form reasonably acceptable to Merger Sub, and (b) certificates, if any, representing the Rollover Shares (the “Rollover Share Documents”). The Rollover Share Documents shall be held by Merger Sub or any agent authorized by Merger Sub until the Contribution Closing. To the extent that any Rollover Shares of the Rollover Shareholder are held in street name or otherwise represented by ADSs, the Rollover Shareholder shall execute such instruments and take such other actions, in each case, as are reasonably requested by Parent to convert its ADSs into Class A Ordinary Shares prior to the Contribution Closing and pay any applicable fees, charges and expenses of the Company’s depositary and government charges due to or incurred by the Company’s depositary in connection with the conversion of its ADSs into Class A Ordinary Shares.

Section 3.06 Effect of the Merger on Rollover Shares. Merger Sub agrees that it shall not have the right to receive the Per Share Merger Consideration (or the Per ADS Merger Consideration, if applicable) in connection with the Merger with respect to any Rollover Shares held by it as of immediately prior to the Effective Time, and, at the Effective Time, each Rollover Share held by it shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ROLLOVER SHAREHOLDER

Section 4.01 Representations and Warranties. The Rollover Shareholder represents and warrants to Parent and Merger Sub as of the date hereof and as of the Contribution Closing:

(a) (i) the Rollover Shareholder has the full legal right, power, capacity and authority to execute and deliver this Agreement, to perform the Rollover Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby and (ii) if the Rollover Shareholder is not a natural person, the Rollover Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation;

(b) this Agreement has been duly executed and delivered by the Rollover Shareholder and the execution, delivery and performance of this Agreement by the Rollover Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Rollover Shareholder and no other actions or proceedings on the part of the Rollover Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

(c) assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding agreement of the Rollover Shareholder, enforceable against the Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d) (i) the Rollover Shareholder (A) is and, immediately prior to the Contribution Closing, will be the legal and beneficial owner of, and has and will have good and valid title to, its Securities, free and clear of Liens other than as created by this Agreement, and (B) has and will have sole or shared (together with Affiliates controlled by the Rollover Shareholder) voting power, power of disposition, and power to control dissenter’s rights, in each case with respect to all of its Securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and the terms of this Agreement, (ii) the Rollover Shareholder’s Securities are not subject to any voting trust agreement or other Contract to which the Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of such Securities other than this Agreement, (iii) the Rollover Shareholder has not Transferred any interest in any of its Securities and (iv) subject to Section 2.03, as of the date hereof, other than the Rollover Shares, the Rollover Shareholder does not own, beneficially or of record, any shares or other securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities);

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(e) except as contemplated hereby, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Rollover Shareholder is a party relating to the pledge, disposition or voting of any of its Rollover Shares, and its Rollover Shares are not subject to any Contract to which it is a party relating to the voting or Transfer of such Securities other than this Agreement, or any Lien which will be discharged on or prior to the Contribution Closing;

(f) except for the applicable requirements of the Exchange Act and any other United States federal securities Law, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Rollover Shareholder for the execution, delivery and performance of this Agreement by the Rollover Shareholder or the consummation by the Rollover Shareholder of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by the Rollover Shareholder, nor the consummation by the Rollover Shareholder of the transactions contemplated hereby, nor compliance by the Rollover Shareholder with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on the Rollover Shareholder or its properties or assets, (B) conflict with or violate any provision of the organizational documents of any the Rollover Shareholder which is an entity, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of the Rollover Shareholder pursuant to any Contract to which the Rollover Shareholder is a party or by which the Rollover Shareholder or any property or asset of the Rollover Shareholder is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Rollover Shareholder or any of the Rollover Shareholder’s properties or assets;

(g) there is no Action pending against the Rollover Shareholder or, to the knowledge of the Rollover Shareholder, any other person or, to the knowledge of the Rollover Shareholder, threatened against the Rollover Shareholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Rollover Shareholder of its obligations under this Agreement;

(h) the Rollover Shareholder understands and acknowledges that Parent and Merger Sub will be entering into the Merger Agreement in reliance upon the Rollover Shareholder’s execution, delivery and performance of this Agreement.

Section 4.02 Covenants. The Rollover Shareholder hereby:

(a) agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty of the Rollover Shareholder contained herein untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by the Rollover Shareholder of its obligations under this Agreement;

(b) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that it may have with respect to its Securities (including, without limitation, any rights under Section 238 of the Companies Act);

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(c) agrees to reasonably cooperate with Parent in connection with the preparation of the filings or notifications with any Governmental Authority that are required by applicable Law to the extent such documents relate to it (or any of its Affiliates) and permits the Company to publish and disclose in the Schedule 13E-3 (including all documents filed with the SEC in accordance therewith), the Rollover Shareholder’s identity and beneficial ownership of the Rollover Shares or other equity securities of the Company and the nature of the Rollover Shareholder’s commitments, arrangements and understandings under this Agreement;

(d) agrees and covenants that the Rollover Shareholder shall bear and pay any tax of any nature that is required by applicable Laws to be paid by the Rollover Shareholder arising out of the transactions contemplated hereby;

(e) agrees and covenants that the Rollover Shareholder shall promptly (and in any event within forty-eight (48) hours) notify Parent of any new Ordinary Shares, Securities and/or other securities of the Company with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by the Rollover Shareholder, including, without limitation, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof; and

(f)   agrees further that, upon request of Parent, the Rollover Shareholder shall execute and deliver any additional documents, consents or instruments and take such further actions as may reasonably and mutually be deemed by Parent and the Rollover Shareholder to be necessary or desirable to carry out the provisions of this Agreement.

ARTICLE V

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT AND MERGER SUB

Section 5.01 Each of Parent and Merger Sub represents and warrants to the Rollover Shareholder that as of the date hereof and as of the Contribution Closing:

(a) Each of Parent and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate actions or proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Assuming due authorization, execution and delivery by the Rollover Shareholder, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

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(b) (i) except for the applicable requirements of the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent or Merger Sub for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Parent or Merger Sub or any of their properties or assets, (B) conflict with or violate any provision of the organizational documents of Parent or Merger Sub, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their property or asset is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Sub or any of their properties or assets;

(c) there is no Action pending against Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any other Person or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Parent or Merger Sub of their respective obligations under this Agreement;

(d) each of Parent and Merger Sub was formed solely for the purposes of engaging in the Merger and has not conducted and will not conduct, prior to the Contribution Closing, any business other than in connection with its formation or related to the Merger. Except for obligations or liabilities incurred in connection with its formation or related to the Merger, each of Parent and Merger Sub has not incurred and will not incur, prior to the Contribution Closing, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and its Subsidiaries), any obligations or liabilities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Other than Merger Sub, there are no other corporations, partnerships, joint ventures, associations, or entities through which Parent conducts business, or other entities in which either Parent controls or owns, of record or beneficially, any direct or indirect equity or other interest;

(e) at the Effective Time, the Parent Shares to be issued under this Agreement shall have been duly authorized and when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising under applicable securities Laws or the organizational documents of Parent;

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(f)   (i) as of the date hereof, the authorized share capital of Parent is US$50,000 divided into 50,000 shares, par value US$1.00 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Founder, (ii) immediately following the Closing, the issued and outstanding share capital of Parent will be as set forth on Schedule B attached hereto, (iii) there are no (A) options, warrants or other rights to acquire share capital of Parent, (B) outstanding securities exchangeable for or convertible into share capital of Parent or (C) outstanding rights to acquire or obligations to issue any options, warrants or securities, (iv) as of the date hereof, the authorized share capital of Merger Sub is US$50,000 divided into 5,000,000,000 shares, par value US$0.00001 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Parent, and (v) all of the issued and outstanding share capital of Merger Sub will be, at the Closing, directly owned by Parent; and

(g) there is no shareholders agreement of Parent or similar contract among shareholders of Parent to govern the relationship of the shareholders of Parent or the rights of such shareholder with respect to its shareholding in Parent immediately following the Closing.

Section 5.02 Covenants.

(a) Parent hereby represents, warrants and covenants that it has not agreed, and it will not agree, to (i) grant any rights, preferences, privileges or benefits to any other shareholder of the Company that has agreed to transfer its Ordinary Shares to Merger Sub in exchange for Parent Shares in connection with the consummation of the Merger (the “Other Rollover Shareholders”) that are more favorable to such Other Rollover Shareholder than the rights, preferences, privileges or benefits applicable to the Rollover Shareholder or (ii) impose any restrictions or obligations on any Other Rollover Shareholder that are less restrictive than such restrictions or obligations applicable to the Rollover Shares, in each case, except to the extent disclosed to the Rollover Shareholder prior to the date hereof. The parties hereto agree that in the event of a breach of this Section 5.02(a), this Agreement shall be deemed automatically amended in favor of the Rollover Shareholder to incorporate such terms that are more favorable (or less restrictive) to such Other Rollover Shareholders.

(b) Without the prior written consent of the Rollover Shareholder, Parent shall not, and shall cause Merger Sub not to amend the Merger Agreement if such amendment would adversely affect the Rollover Shareholder in a disproportionate manner compared to the impact on any Other Rollover Shareholder.

(c) Each of Parent and Merger Sub agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty set forth in Section 5.01 untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by Parent or Merger Sub of its obligations under this Agreement.

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ARTICLE VI

TERMINATION

This Agreement, and the obligations of the Rollover Shareholder hereunder, shall terminate and be of no further force or effect immediately upon the earliest to occur of (a) the Effective Time, (b) termination of the Merger Agreement in accordance with its terms, and (c) the written agreement of the Rollover Shareholder and Parent (such earliest time, the “Expiration Time”); provided, that this Article VI and Article VII shall survive any termination of this Agreement. Nothing in this Article VI shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement. If for any reason the Merger fails to occur but the Contribution Closing contemplated by Article III has already taken place, then Parent and Merger Sub shall, upon termination of the Merger Agreement, promptly take all such actions as are necessary to restore the Rollover Shareholder to the position it was in with respect to ownership of the Rollover Shares prior to the Contribution Closing.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by international overnight courier to the respective parties at the address set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.01):

if to the Rollover Shareholder, to the address set forth next to the Rollover Shareholder’s name on Schedule A hereto;

if to Parent and/or Merger Sub:

c/o One Education Holding Limited

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

Attention: Mr. Shaowei Zhang

Section 7.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 7.03 Entire Agreement. This Agreement, together with the Limited Guarantee (if applicable), the Merger Agreement and the Equity Commitment Letters (if applicable) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 7.04 Specific Performance. Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that in the event of any breach by a party hereto of any of its, his or her respective covenants or agreements set forth in this Agreement, the non-breaching parties shall each be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity. Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

Section 7.05 Amendments; Waivers. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York, except that matters arising out of or relating to the cancellation of the Shares (including Shares represented by ADSs) contemplated by this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands.

Section 7.07 Dispute Resolution.

(a) Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the arbitration rules of HKIAC in force at the relevant time and as may be amended by this Section 7.07 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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(b) Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 7.07, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 7.07(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 7.07(a) in any way.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.

Section 7.08 No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement; provided, that the Company is an express third-party beneficiary of the obligations of the Rollover Shareholder pursuant to Section 2.02 and Article III of this Agreement and shall be entitled to specific performance of the terms thereof, including an injunction or injunctions to prevent breaches of this Agreement by the parties thereto, in addition to any other remedy at law or equity.

Section 7.09 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 7.10 No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 7.11 Further Assurances. The Rollover Shareholder hereby covenants that, from time to time, it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to convey, transfer to and vest in Merger Sub, and to put Merger Sub in possession of, all of the Rollover Shares in accordance with the terms of this Agreement.

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Section 7.12 Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

Section 7.13 Confidentiality. This Agreement shall be treated as confidential and may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the parties hereto; provided, that each party hereto may, without such written consent, disclose the existence and content of this Agreement to its officers, directors, employees, partners, members, investors, financing sources, advisors (including financial and legal advisors) and any representatives of the foregoing and to the extent required by Law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the transactions contemplated hereby or by the Merger Agreement.

Section 7.14 Interpretation. When a reference is made in this Agreement to a Section or Article such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

[Remainder of Page Left Blank Intentionally]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT

One Education Holding Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

MERGER SUB

One Education Merger Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Long-Spring Education International Limited

By	/s/ Minglin Wu
Name:	Minglin Wu
Title:	Director

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SCHEDULE A

Name	Rollover Shares	Parent Shares	Notice Address
Long-Spring Education International Limited	4,770,250	4,770,250	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China Attention: Minglin Wu

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SCHEDULE B

Capitalization Table of Parent Immediately After Closing

Shareholders	Number of Ordinary Shares	%
Visionsky Group Limited	27,769,020	53.08%
Brightenwit Group Limited	4,492,510	8.59%
Long-Spring Education Management Limited	7,054,570	13.49%
Long-Spring Education International Limited	4,770,250	9.12%
Long-Spring Education Technology Limited	2,086,530	3.99%
Long-Spring Education Consulting Limited	298,410	0.57%
Spring River Greater China Fund	5,840,676	11.17%
Total	52,311,966	100%

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Exhibit I

ROLLOVER AND CONTRIBUTION AGREEMENT

This ROLLOVER AND CONTRIBUTION AGREEMENT (this “Agreement”) is entered into as of November 22, 2024 by and among (1) One Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (2) One Education Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and (3) certain shareholder of First High-School Education Group Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A hereto (the “Rollover Shareholder”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, on August 2, 2024, Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund (collectively, the “Buyer Group”) jointly submitted a non-binding proposal letter to the special committee of the board of directors of the Company to acquire all of the Ordinary Shares (including the Class A Ordinary Shares represented by the ADSs) that are not already beneficially owned by the Buyer Group or be rolled over for cash consideration equal to US$0.15 in cash per ADS, or US$0.05 in cash per Ordinary Share;

WHEREAS, as of the date hereof, the Rollover Shareholder is the legal and beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of such number of Ordinary Shares as set forth in the columns titled “Rollover Shares” opposite the Rollover Shareholder’s name on Schedule A hereto (the “Rollover Shares”). The Rollover Shares, together with any other Ordinary Shares and securities of the Company as may be acquired (whether beneficially or of record) by the Rollover Shareholder after the date hereof and prior to the earlier of the effective time of the Merger (the “Effective Time”) and the termination of all of its obligations under this Agreement, including, without limitation, any Ordinary Shares or securities of the Company as may be acquired by means of dividend or distribution, or issued upon the exercise of any incentive awards, warrants or the conversion of any convertible securities or otherwise, shall be collectively referred to herein as its “Securities”;

WHEREAS, Parent, Merger Sub and the Company have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, in connection with the consummation of the Merger, the Rollover Shareholder agrees to contribute its Rollover Shares to Merger Sub in exchange for newly issued ordinary shares of Parent (the “Parent Shares”), in the amount set forth in the column titled “Parent Shares” opposite the Rollover Shareholder’s name on Schedule A hereto upon the terms and conditions set forth herein;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholder is entering into this Agreement; and

WHEREAS, the Rollover Shareholder acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholder set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions and InterpretationS

Section 1.01 Definitions. Certain terms are used in this Agreement as specifically defined herein.

“Action” means any litigation, hearing, suit, claim, action, proceeding or investigation.

“ADS” means American depositary shares of the Company, each representing three Class A Ordinary Shares.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise; provided, however, that such power shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person, and the terms “controlled” and “controlling” has meanings correlative to the foregoing.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region, or the PRC are authorized by law or executive order to be closed.

“Class A Ordinary Shares” means Class A ordinary shares of the Company, par value $0.00001 per share, in the share capital of the Company, each carrying one (1) vote per share.

“Class B Ordinary Shares” means Class B ordinary shares of the Company, par value $0.00001 per share, each carrying twenty (20) votes per share.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Founder” means Mr. Shaowei Zhang.

“Governmental Authority” means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory, quasi-governmental authority or national or international stock exchange.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

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“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction.

“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares.

ARTICLE II

RESTRICTIONS ON TRANSFER; STANDSTILL

Section 2.01 Restrictions on Transfers. Except as provided for in Article III or pursuant to the Merger Agreement, the Rollover Shareholder hereby agrees that, from the date hereof until the Expiration Time (as defined below), the Rollover Shareholder shall not directly or indirectly:

(a)	offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”), either voluntarily or involuntarily, or enter into any note, bond, mortgage, indenture, lease, license, contract or agreement, or other instrument or obligation (each, a “Contract”), option or other arrangement or understanding with respect to the Transfer of any Securities or any interest therein, or with respect to any limitation on voting right of any Securities, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Securities and which has, or would reasonably be expected to have, the effect of reducing or limiting the Rollover Shareholder’s economic interest and/or voting power in such Securities or affecting the ownership of Securities;

(b)	deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement;

(c)	convert or exchange, or take any action which would result in the conversion or exchange, of any Securities, other than conversion of ADSs into Class A Ordinary Shares;

(d)	knowingly take any action that would make any representation or warranty of the Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying the Rollover Shareholder from performing any of its obligations under this Agreement or would reasonably be expected to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger, or

(e)	agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d).

Any purported Transfer in violation of this Section 2.01 shall be null and void and the Rollover Shareholder agrees to take any and all actions necessary or desirable (including, but not limited to, voting its Ordinary Shares in procuring that the Company take action, where necessary) in order to ensure that any such purported Transfer in violation of this Section 2.01 does not take effect.

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Section 2.02 Standstill. Except as provided in Section 2.03 below, for a period beginning on date of this Agreement and ending on the Expiration Time, none of the Rollover Shareholder or any of its Affiliates shall, directly or indirectly: (i) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any beneficial ownership in, or direct or indirect rights to acquire any beneficial ownership in, securities of the Company or any subsidiary thereof; (ii) make any public announcement (other than any disclosure on Schedules 13D or 13G to the extent required by U.S. federal or state securities laws or the rules and regulations promulgated thereunder for the purpose of pursuing the Merger) with respect to, or submit a proposal for or offer of (with or without conditions), any tender or exchange offer, merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any subsidiary thereof; (iii) seek or propose to influence or control the management or policies of the Company, make or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission of the United States) to vote any voting securities of the Company or any subsidiary thereof, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any subsidiary thereof; (iv) form, join, become a member of or in any way participate in, or otherwise encourage the formation of, a “group” (other than with the Other Rollover Shareholders (as defined below)) within the meaning of Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or (v) publicly request the Other Rollover Shareholders to amend or waive any provision of, or take any action challenging the enforceability or validity of, this paragraph (including this sentence). For the avoidance of doubt, nothing in this Section 2.02 or any other provision of this Agreement shall prohibit (a) the Rollover Shareholder from acquiring securities of the Company as a result of any share split, combination, recapitalization or other similar transaction in or of the securities of the Company if such share split, combination, recapitalization or other similar transaction has been duly approved by the Company, or (b) Parent and Merger Sub from entering into the Merger Agreement and consummating the Merger.

Section 2.03 Rollover Shareholder’s Acquisition of Shares.

(a) The parties acknowledge that, prior to the Effective Time, the Rollover Shareholder may acquire additional Ordinary Shares or ADSs. For so long as such acquisition is not prohibited by applicable Laws and otherwise would not adversely affect the transactions contemplated under the Merger Agreement, such newly acquired Ordinary Shares or ADSs shall be deemed as “Rollover Shares” under the rollover and contribution agreement(s) among the Rollover Shareholder, Parent and Merger Sub.

(b) In the event of the acquisition pursuant to Section 2.03(a) above, Schedule A of the this Agreement or rollover and contribution agreement(s) among the other Rollover Shareholders, Parent and Merger Sub, where applicable, shall be updated immediately to reflect the rollover of such Ordinary Shares (or ADSs) acquired by such acquiring person, and Schedule B hereof and thereof shall be updated immediately to reflect the corresponding contemplated issuance of the Parent Shares to such acquiring person in consideration for the rollover of such Ordinary Shares acquired by such acquiring person.

ARTICLE III

CONTRIBUTION

Section 3.01 Irrevocable Election. The execution of this Agreement by the Rollover Shareholder evidences, subject to Article VI, the irrevocable election and agreement by the Rollover Shareholder to the contribution, assignment, transfer and delivery of its Rollover Shares in exchange for no cash consideration and the subscription by it or its designated Affiliate(s) for newly issued Parent Shares prior to the completion of transactions contemplated under the Merger Agreement (the “Closing”) on and subject to the terms and conditions set forth herein.

Section 3.02 Contribution of Rollover Shares by Rollover Shareholder to Merger Sub.  Subject to the terms and conditions set forth in this Agreement, at the Contribution Closing (as defined below), the Rollover Shareholder shall take any and all actions necessary to contribute, assign, transfer and deliver to Merger Sub, all of the right, title and interest of the Rollover Shareholder in and to the Rollover Shares, free and clear of all Liens (other than any Liens created or expressly permitted by Merger Sub or arising by reason of the Merger Agreement or this Agreement).

Section 3.03 Issuance of Parent Shares. In consideration for the contribution, assignment, transfer and delivery of the Rollover Shares to Merger Sub pursuant to Section 3.02 of this Agreement, Parent shall issue Parent Shares in the name of the Rollover Shareholder (or, if designated by the Rollover Shareholder in writing, in the name of an Affiliate of the Rollover Shareholder) in the amount set forth opposite the Rollover Shareholder’s name under the column titled “Parent Shares” on Schedule A hereto. Upon issuance of Parent Shares to the Rollover Shareholder at the Closing, Parent shall deliver to the Rollover Shareholder a complete copy of the updated register of members of Parent, certified by the registered office provider of Parent, evidencing the Rollover Shareholder’s ownership of the Parent Shares issued to the Rollover Shareholder and other shareholders of Parent. The capitalization table of Parent immediately after the Closing is shown on Schedule B attached hereto. The Rollover Shareholder hereby acknowledges and agrees that (a) the value of the Parent Shares issued to the Rollover Shareholder is equal to (x) the total number of Rollover Shares contributed by the Rollover Shareholder multiplied by (y) the Per Share Merger Consideration under the Merger Agreement, (b) issuance of such Parent Shares to the Rollover Shareholder shall constitute complete satisfaction of all obligations towards or sums due to the Rollover Shareholder by Parent with respect to the Rollover Shares and (c) on receipt of such Parent Shares, the Rollover Shareholder shall have no right to the Merger Consideration with respect to the Rollover Shares. No Parent Shares issued in connection with the Merger shall be issued at a lower price per share than the Parent Shares issued hereunder (it being understood that the Parent Shares issued hereunder are deemed to be issued at a price per share based on each Rollover Share having a value equal to the Per Share Merger Consideration).

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Section 3.04 Contribution Closing. Subject to the satisfaction in full (or waiver, if permissible) of all of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing), the closing of the contribution of Rollover Shares contemplated hereby (the “Contribution Closing”) shall take place on the Business Day prior to the Closing, and the issuance of Parent Shares shall take place upon the Closing. Upon the Contribution Closing, Merger Sub shall be the registered holder of 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, collectively representing at least 90% of the votes exercisable in general meetings of the Company, and the Merger will be carried out through a statutory short-form merger in accordance with section 233(7) of the Companies Act.

Section 3.05 Deposit of Rollover Shares. No later than three (3) Business Days prior to the Contribution Closing, the Rollover Shareholder and any agent of the Rollover Shareholder holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Merger Sub, for disposition in accordance with the terms of this Article III, (a) duly executed instruments of transfer of the Rollover Shares to Merger Sub, in form reasonably acceptable to Merger Sub, and (b) certificates, if any, representing the Rollover Shares (the “Rollover Share Documents”). The Rollover Share Documents shall be held by Merger Sub or any agent authorized by Merger Sub until the Contribution Closing. To the extent that any Rollover Shares of the Rollover Shareholder are held in street name or otherwise represented by ADSs, the Rollover Shareholder shall execute such instruments and take such other actions, in each case, as are reasonably requested by Parent to convert its ADSs into Class A Ordinary Shares prior to the Contribution Closing and pay any applicable fees, charges and expenses of the Company’s depositary and government charges due to or incurred by the Company’s depositary in connection with the conversion of its ADSs into Class A Ordinary Shares.

Section 3.06 Effect of the Merger on Rollover Shares. Merger Sub agrees that it shall not have the right to receive the Per Share Merger Consideration (or the Per ADS Merger Consideration, if applicable) in connection with the Merger with respect to any Rollover Shares held by it as of immediately prior to the Effective Time, and, at the Effective Time, each Rollover Share held by it shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ROLLOVER SHAREHOLDER

Section 4.01 Representations and Warranties. The Rollover Shareholder represents and warrants to Parent and Merger Sub as of the date hereof and as of the Contribution Closing:

(a) (i) the Rollover Shareholder has the full legal right, power, capacity and authority to execute and deliver this Agreement, to perform the Rollover Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby and (ii) if the Rollover Shareholder is not a natural person, the Rollover Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation;

(b) this Agreement has been duly executed and delivered by the Rollover Shareholder and the execution, delivery and performance of this Agreement by the Rollover Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Rollover Shareholder and no other actions or proceedings on the part of the Rollover Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

(c) assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding agreement of the Rollover Shareholder, enforceable against the Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d) (i) the Rollover Shareholder (A) is and, immediately prior to the Contribution Closing, will be the legal and beneficial owner of, and has and will have good and valid title to, its Securities, free and clear of Liens other than as created by this Agreement, and (B) has and will have sole or shared (together with Affiliates controlled by the Rollover Shareholder) voting power, power of disposition, and power to control dissenter’s rights, in each case with respect to all of its Securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and the terms of this Agreement, (ii) the Rollover Shareholder’s Securities are not subject to any voting trust agreement or other Contract to which the Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of such Securities other than this Agreement, (iii) the Rollover Shareholder has not Transferred any interest in any of its Securities and (iv) subject to Section 2.03, as of the date hereof, other than the Rollover Shares, the Rollover Shareholder does not own, beneficially or of record, any shares or other securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities);

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(e) except as contemplated hereby, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Rollover Shareholder is a party relating to the pledge, disposition or voting of any of its Rollover Shares, and its Rollover Shares are not subject to any Contract to which it is a party relating to the voting or Transfer of such Securities other than this Agreement, or any Lien which will be discharged on or prior to the Contribution Closing;

(f) except for the applicable requirements of the Exchange Act and any other United States federal securities Law, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Rollover Shareholder for the execution, delivery and performance of this Agreement by the Rollover Shareholder or the consummation by the Rollover Shareholder of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by the Rollover Shareholder, nor the consummation by the Rollover Shareholder of the transactions contemplated hereby, nor compliance by the Rollover Shareholder with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on the Rollover Shareholder or its properties or assets, (B) conflict with or violate any provision of the organizational documents of any the Rollover Shareholder which is an entity, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of the Rollover Shareholder pursuant to any Contract to which the Rollover Shareholder is a party or by which the Rollover Shareholder or any property or asset of the Rollover Shareholder is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Rollover Shareholder or any of the Rollover Shareholder’s properties or assets;

(g) there is no Action pending against the Rollover Shareholder or, to the knowledge of the Rollover Shareholder, any other person or, to the knowledge of the Rollover Shareholder, threatened against the Rollover Shareholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Rollover Shareholder of its obligations under this Agreement;

(h) the Rollover Shareholder understands and acknowledges that Parent and Merger Sub will be entering into the Merger Agreement in reliance upon the Rollover Shareholder’s execution, delivery and performance of this Agreement.

Section 4.02 Covenants. The Rollover Shareholder hereby:

(a) agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty of the Rollover Shareholder contained herein untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by the Rollover Shareholder of its obligations under this Agreement;

(b) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that it may have with respect to its Securities (including, without limitation, any rights under Section 238 of the Companies Act);

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(c) agrees to reasonably cooperate with Parent in connection with the preparation of the filings or notifications with any Governmental Authority that are required by applicable Law to the extent such documents relate to it (or any of its Affiliates) and permits the Company to publish and disclose in the Schedule 13E-3 (including all documents filed with the SEC in accordance therewith), the Rollover Shareholder’s identity and beneficial ownership of the Rollover Shares or other equity securities of the Company and the nature of the Rollover Shareholder’s commitments, arrangements and understandings under this Agreement;

(d) agrees and covenants that the Rollover Shareholder shall bear and pay any tax of any nature that is required by applicable Laws to be paid by the Rollover Shareholder arising out of the transactions contemplated hereby;

(e) agrees and covenants that the Rollover Shareholder shall promptly (and in any event within forty-eight (48) hours) notify Parent of any new Ordinary Shares, Securities and/or other securities of the Company with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by the Rollover Shareholder, including, without limitation, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof; and

(f)   agrees further that, upon request of Parent, the Rollover Shareholder shall execute and deliver any additional documents, consents or instruments and take such further actions as may reasonably and mutually be deemed by Parent and the Rollover Shareholder to be necessary or desirable to carry out the provisions of this Agreement.

ARTICLE V

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT AND MERGER SUB

Section 5.01 Each of Parent and Merger Sub represents and warrants to the Rollover Shareholder that as of the date hereof and as of the Contribution Closing:

(a) Each of Parent and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate actions or proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Assuming due authorization, execution and delivery by the Rollover Shareholder, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

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(b) (i) except for the applicable requirements of the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent or Merger Sub for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Parent or Merger Sub or any of their properties or assets, (B) conflict with or violate any provision of the organizational documents of Parent or Merger Sub, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their property or asset is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Sub or any of their properties or assets;

(c) there is no Action pending against Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any other Person or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Parent or Merger Sub of their respective obligations under this Agreement;

(d) each of Parent and Merger Sub was formed solely for the purposes of engaging in the Merger and has not conducted and will not conduct, prior to the Contribution Closing, any business other than in connection with its formation or related to the Merger. Except for obligations or liabilities incurred in connection with its formation or related to the Merger, each of Parent and Merger Sub has not incurred and will not incur, prior to the Contribution Closing, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and its Subsidiaries), any obligations or liabilities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Other than Merger Sub, there are no other corporations, partnerships, joint ventures, associations, or entities through which Parent conducts business, or other entities in which either Parent controls or owns, of record or beneficially, any direct or indirect equity or other interest;

(e) at the Effective Time, the Parent Shares to be issued under this Agreement shall have been duly authorized and when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising under applicable securities Laws or the organizational documents of Parent;

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(f)   (i) as of the date hereof, the authorized share capital of Parent is US$50,000 divided into 50,000 shares, par value US$1.00 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Founder, (ii) immediately following the Closing, the issued and outstanding share capital of Parent will be as set forth on Schedule B attached hereto, (iii) there are no (A) options, warrants or other rights to acquire share capital of Parent, (B) outstanding securities exchangeable for or convertible into share capital of Parent or (C) outstanding rights to acquire or obligations to issue any options, warrants or securities, (iv) as of the date hereof, the authorized share capital of Merger Sub is US$50,000 divided into 5,000,000,000 shares, par value US$0.00001 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Parent, and (v) all of the issued and outstanding share capital of Merger Sub will be, at the Closing, directly owned by Parent; and

(g) there is no shareholders agreement of Parent or similar contract among shareholders of Parent to govern the relationship of the shareholders of Parent or the rights of such shareholder with respect to its shareholding in Parent immediately following the Closing.

Section 5.02 Covenants.

(a) Parent hereby represents, warrants and covenants that it has not agreed, and it will not agree, to (i) grant any rights, preferences, privileges or benefits to any other shareholder of the Company that has agreed to transfer its Ordinary Shares to Merger Sub in exchange for Parent Shares in connection with the consummation of the Merger (the “Other Rollover Shareholders”) that are more favorable to such Other Rollover Shareholder than the rights, preferences, privileges or benefits applicable to the Rollover Shareholder or (ii) impose any restrictions or obligations on any Other Rollover Shareholder that are less restrictive than such restrictions or obligations applicable to the Rollover Shares, in each case, except to the extent disclosed to the Rollover Shareholder prior to the date hereof. The parties hereto agree that in the event of a breach of this Section 5.02(a), this Agreement shall be deemed automatically amended in favor of the Rollover Shareholder to incorporate such terms that are more favorable (or less restrictive) to such Other Rollover Shareholders.

(b) Without the prior written consent of the Rollover Shareholder, Parent shall not, and shall cause Merger Sub not to amend the Merger Agreement if such amendment would adversely affect the Rollover Shareholder in a disproportionate manner compared to the impact on any Other Rollover Shareholder.

(c) Each of Parent and Merger Sub agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty set forth in Section 5.01 untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by Parent or Merger Sub of its obligations under this Agreement.

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ARTICLE VI

TERMINATION

This Agreement, and the obligations of the Rollover Shareholder hereunder, shall terminate and be of no further force or effect immediately upon the earliest to occur of (a) the Effective Time, (b) termination of the Merger Agreement in accordance with its terms, and (c) the written agreement of the Rollover Shareholder and Parent (such earliest time, the “Expiration Time”); provided, that this Article VI and Article VII shall survive any termination of this Agreement. Nothing in this Article VI shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement. If for any reason the Merger fails to occur but the Contribution Closing contemplated by Article III has already taken place, then Parent and Merger Sub shall, upon termination of the Merger Agreement, promptly take all such actions as are necessary to restore the Rollover Shareholder to the position it was in with respect to ownership of the Rollover Shares prior to the Contribution Closing.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by international overnight courier to the respective parties at the address set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.01):

if to the Rollover Shareholder, to the address set forth next to the Rollover Shareholder’s name on Schedule A hereto;

if to Parent and/or Merger Sub:

c/o One Education Holding Limited

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

Attention: Mr. Shaowei Zhang

Section 7.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 7.03 Entire Agreement. This Agreement, together with the Limited Guarantee (if applicable), the Merger Agreement and the Equity Commitment Letters (if applicable) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 7.04 Specific Performance. Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that in the event of any breach by a party hereto of any of its, his or her respective covenants or agreements set forth in this Agreement, the non-breaching parties shall each be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity. Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

Section 7.05 Amendments; Waivers. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York, except that matters arising out of or relating to the cancellation of the Shares (including Shares represented by ADSs) contemplated by this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands.

Section 7.07 Dispute Resolution.

(a) Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the arbitration rules of HKIAC in force at the relevant time and as may be amended by this Section 7.07 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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(b) Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 7.07, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 7.07(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 7.07(a) in any way.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.

Section 7.08 No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement; provided, that the Company is an express third-party beneficiary of the obligations of the Rollover Shareholder pursuant to Section 2.02 and Article III of this Agreement and shall be entitled to specific performance of the terms thereof, including an injunction or injunctions to prevent breaches of this Agreement by the parties thereto, in addition to any other remedy at law or equity.

Section 7.09 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 7.10 No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 7.11 Further Assurances. The Rollover Shareholder hereby covenants that, from time to time, it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to convey, transfer to and vest in Merger Sub, and to put Merger Sub in possession of, all of the Rollover Shares in accordance with the terms of this Agreement.

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Section 7.12 Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

Section 7.13 Confidentiality. This Agreement shall be treated as confidential and may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the parties hereto; provided, that each party hereto may, without such written consent, disclose the existence and content of this Agreement to its officers, directors, employees, partners, members, investors, financing sources, advisors (including financial and legal advisors) and any representatives of the foregoing and to the extent required by Law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the transactions contemplated hereby or by the Merger Agreement.

Section 7.14 Interpretation. When a reference is made in this Agreement to a Section or Article such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

[Remainder of Page Left Blank Intentionally]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT

One Education Holding Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

MERGER SUB

One Education Merger Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Long-Spring Education Technology Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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SCHEDULE A

Name	Rollover Shares	Parent Shares	Notice Address
Long-Spring Education Technology Limited	2,086,530	2,086,530	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China Attention: Shaowei Zhang

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SCHEDULE B

Capitalization Table of Parent Immediately After Closing

Shareholders	Number of Ordinary Shares	%
Visionsky Group Limited	27,769,020	53.08%
Brightenwit Group Limited	4,492,510	8.59%
Long-Spring Education Management Limited	7,054,570	13.49%
Long-Spring Education International Limited	4,770,250	9.12%
Long-Spring Education Technology Limited	2,086,530	3.99%
Long-Spring Education Consulting Limited	298,410	0.57%
Spring River Greater China Fund	5,840,676	11.17%
Total	52,311,966	100%

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Exhibit J

ROLLOVER AND CONTRIBUTION AGREEMENT

This ROLLOVER AND CONTRIBUTION AGREEMENT (this “Agreement”) is entered into as of November 22, 2024 by and among (1) One Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (2) One Education Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and (3) certain shareholder of First High-School Education Group Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A hereto (the “Rollover Shareholder”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, on August 2, 2024, Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund (collectively, the “Buyer Group”) jointly submitted a non-binding proposal letter to the special committee of the board of directors of the Company to acquire all of the Ordinary Shares (including the Class A Ordinary Shares represented by the ADSs) that are not already beneficially owned by the Buyer Group or be rolled over for cash consideration equal to US$0.15 in cash per ADS, or US$0.05 in cash per Ordinary Share;

WHEREAS, as of the date hereof, the Rollover Shareholder is the legal and beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of such number of Ordinary Shares as set forth in the columns titled “Rollover Shares” opposite the Rollover Shareholder’s name on Schedule A hereto (the “Rollover Shares”). The Rollover Shares, together with any other Ordinary Shares and securities of the Company as may be acquired (whether beneficially or of record) by the Rollover Shareholder after the date hereof and prior to the earlier of the effective time of the Merger (the “Effective Time”) and the termination of all of its obligations under this Agreement, including, without limitation, any Ordinary Shares or securities of the Company as may be acquired by means of dividend or distribution, or issued upon the exercise of any incentive awards, warrants or the conversion of any convertible securities or otherwise, shall be collectively referred to herein as its “Securities”;

WHEREAS, Parent, Merger Sub and the Company have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, in connection with the consummation of the Merger, the Rollover Shareholder agrees to contribute its Rollover Shares to Merger Sub in exchange for newly issued ordinary shares of Parent (the “Parent Shares”), in the amount set forth in the column titled “Parent Shares” opposite the Rollover Shareholder’s name on Schedule A hereto upon the terms and conditions set forth herein;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholder is entering into this Agreement; and

WHEREAS, the Rollover Shareholder acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholder set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions and InterpretationS

Section 1.01 Definitions. Certain terms are used in this Agreement as specifically defined herein.

“Action” means any litigation, hearing, suit, claim, action, proceeding or investigation.

“ADS” means American depositary shares of the Company, each representing three Class A Ordinary Shares.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise; provided, however, that such power shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person, and the terms “controlled” and “controlling” has meanings correlative to the foregoing.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region, or the PRC are authorized by law or executive order to be closed.

“Class A Ordinary Shares” means Class A ordinary shares of the Company, par value $0.00001 per share, in the share capital of the Company, each carrying one (1) vote per share.

“Class B Ordinary Shares” means Class B ordinary shares of the Company, par value $0.00001 per share, each carrying twenty (20) votes per share.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Founder” means Mr. Shaowei Zhang.

“Governmental Authority” means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory, quasi-governmental authority or national or international stock exchange.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

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“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction.

“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares.

ARTICLE II

RESTRICTIONS ON TRANSFER; STANDSTILL

Section 2.01 Restrictions on Transfers. Except as provided for in Article III or pursuant to the Merger Agreement, the Rollover Shareholder hereby agrees that, from the date hereof until the Expiration Time (as defined below), the Rollover Shareholder shall not directly or indirectly:

(a)	offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”), either voluntarily or involuntarily, or enter into any note, bond, mortgage, indenture, lease, license, contract or agreement, or other instrument or obligation (each, a “Contract”), option or other arrangement or understanding with respect to the Transfer of any Securities or any interest therein, or with respect to any limitation on voting right of any Securities, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Securities and which has, or would reasonably be expected to have, the effect of reducing or limiting the Rollover Shareholder’s economic interest and/or voting power in such Securities or affecting the ownership of Securities;

(b)	deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement;

(c)	convert or exchange, or take any action which would result in the conversion or exchange, of any Securities, other than conversion of ADSs into Class A Ordinary Shares;

(d)	knowingly take any action that would make any representation or warranty of the Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying the Rollover Shareholder from performing any of its obligations under this Agreement or would reasonably be expected to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger, or

(e)	agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d).

Any purported Transfer in violation of this Section 2.01 shall be null and void and the Rollover Shareholder agrees to take any and all actions necessary or desirable (including, but not limited to, voting its Ordinary Shares in procuring that the Company take action, where necessary) in order to ensure that any such purported Transfer in violation of this Section 2.01 does not take effect.

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Section 2.02 Standstill. Except as provided in Section 2.03 below, for a period beginning on date of this Agreement and ending on the Expiration Time, none of the Rollover Shareholder or any of its Affiliates shall, directly or indirectly: (i) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any beneficial ownership in, or direct or indirect rights to acquire any beneficial ownership in, securities of the Company or any subsidiary thereof; (ii) make any public announcement (other than any disclosure on Schedules 13D or 13G to the extent required by U.S. federal or state securities laws or the rules and regulations promulgated thereunder for the purpose of pursuing the Merger) with respect to, or submit a proposal for or offer of (with or without conditions), any tender or exchange offer, merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any subsidiary thereof; (iii) seek or propose to influence or control the management or policies of the Company, make or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission of the United States) to vote any voting securities of the Company or any subsidiary thereof, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any subsidiary thereof; (iv) form, join, become a member of or in any way participate in, or otherwise encourage the formation of, a “group” (other than with the Other Rollover Shareholders (as defined below)) within the meaning of Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or (v) publicly request the Other Rollover Shareholders to amend or waive any provision of, or take any action challenging the enforceability or validity of, this paragraph (including this sentence). For the avoidance of doubt, nothing in this Section 2.02 or any other provision of this Agreement shall prohibit (a) the Rollover Shareholder from acquiring securities of the Company as a result of any share split, combination, recapitalization or other similar transaction in or of the securities of the Company if such share split, combination, recapitalization or other similar transaction has been duly approved by the Company, or (b) Parent and Merger Sub from entering into the Merger Agreement and consummating the Merger.

Section 2.03 Rollover Shareholder’s Acquisition of Shares.

(a) The parties acknowledge that, prior to the Effective Time, the Rollover Shareholder may acquire additional Ordinary Shares or ADSs. For so long as such acquisition is not prohibited by applicable Laws and otherwise would not adversely affect the transactions contemplated under the Merger Agreement, such newly acquired Ordinary Shares or ADSs shall be deemed as “Rollover Shares” under the rollover and contribution agreement(s) among the Rollover Shareholder, Parent and Merger Sub.

(b) In the event of the acquisition pursuant to Section 2.03(a) above, Schedule A of the this Agreement or rollover and contribution agreement(s) among the other Rollover Shareholders, Parent and Merger Sub, where applicable, shall be updated immediately to reflect the rollover of such Ordinary Shares (or ADSs) acquired by such acquiring person, and Schedule B hereof and thereof shall be updated immediately to reflect the corresponding contemplated issuance of the Parent Shares to such acquiring person in consideration for the rollover of such Ordinary Shares acquired by such acquiring person.

ARTICLE III

CONTRIBUTION

Section 3.01 Irrevocable Election. The execution of this Agreement by the Rollover Shareholder evidences, subject to Article VI, the irrevocable election and agreement by the Rollover Shareholder to the contribution, assignment, transfer and delivery of its Rollover Shares in exchange for no cash consideration and the subscription by it or its designated Affiliate(s) for newly issued Parent Shares prior to the completion of transactions contemplated under the Merger Agreement (the “Closing”) on and subject to the terms and conditions set forth herein.

Section 3.02 Contribution of Rollover Shares by Rollover Shareholder to Merger Sub.  Subject to the terms and conditions set forth in this Agreement, at the Contribution Closing (as defined below), the Rollover Shareholder shall take any and all actions necessary to contribute, assign, transfer and deliver to Merger Sub, all of the right, title and interest of the Rollover Shareholder in and to the Rollover Shares, free and clear of all Liens (other than any Liens created or expressly permitted by Merger Sub or arising by reason of the Merger Agreement or this Agreement).

Section 3.03 Issuance of Parent Shares. In consideration for the contribution, assignment, transfer and delivery of the Rollover Shares to Merger Sub pursuant to Section 3.02 of this Agreement, Parent shall issue Parent Shares in the name of the Rollover Shareholder (or, if designated by the Rollover Shareholder in writing, in the name of an Affiliate of the Rollover Shareholder) in the amount set forth opposite the Rollover Shareholder’s name under the column titled “Parent Shares” on Schedule A hereto. Upon issuance of Parent Shares to the Rollover Shareholder at the Closing, Parent shall deliver to the Rollover Shareholder a complete copy of the updated register of members of Parent, certified by the registered office provider of Parent, evidencing the Rollover Shareholder’s ownership of the Parent Shares issued to the Rollover Shareholder and other shareholders of Parent. The capitalization table of Parent immediately after the Closing is shown on Schedule B attached hereto. The Rollover Shareholder hereby acknowledges and agrees that (a) the value of the Parent Shares issued to the Rollover Shareholder is equal to (x) the total number of Rollover Shares contributed by the Rollover Shareholder multiplied by (y) the Per Share Merger Consideration under the Merger Agreement, (b) issuance of such Parent Shares to the Rollover Shareholder shall constitute complete satisfaction of all obligations towards or sums due to the Rollover Shareholder by Parent with respect to the Rollover Shares and (c) on receipt of such Parent Shares, the Rollover Shareholder shall have no right to the Merger Consideration with respect to the Rollover Shares. No Parent Shares issued in connection with the Merger shall be issued at a lower price per share than the Parent Shares issued hereunder (it being understood that the Parent Shares issued hereunder are deemed to be issued at a price per share based on each Rollover Share having a value equal to the Per Share Merger Consideration).

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Section 3.04 Contribution Closing. Subject to the satisfaction in full (or waiver, if permissible) of all of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing), the closing of the contribution of Rollover Shares contemplated hereby (the “Contribution Closing”) shall take place on the Business Day prior to the Closing, and the issuance of Parent Shares shall take place upon the Closing. Upon the Contribution Closing, Merger Sub shall be the registered holder of 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, collectively representing at least 90% of the votes exercisable in general meetings of the Company, and the Merger will be carried out through a statutory short-form merger in accordance with section 233(7) of the Companies Act.

Section 3.05 Deposit of Rollover Shares. No later than three (3) Business Days prior to the Contribution Closing, the Rollover Shareholder and any agent of the Rollover Shareholder holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Merger Sub, for disposition in accordance with the terms of this Article III, (a) duly executed instruments of transfer of the Rollover Shares to Merger Sub, in form reasonably acceptable to Merger Sub, and (b) certificates, if any, representing the Rollover Shares (the “Rollover Share Documents”). The Rollover Share Documents shall be held by Merger Sub or any agent authorized by Merger Sub until the Contribution Closing. To the extent that any Rollover Shares of the Rollover Shareholder are held in street name or otherwise represented by ADSs, the Rollover Shareholder shall execute such instruments and take such other actions, in each case, as are reasonably requested by Parent to convert its ADSs into Class A Ordinary Shares prior to the Contribution Closing and pay any applicable fees, charges and expenses of the Company’s depositary and government charges due to or incurred by the Company’s depositary in connection with the conversion of its ADSs into Class A Ordinary Shares.

Section 3.06 Effect of the Merger on Rollover Shares. Merger Sub agrees that it shall not have the right to receive the Per Share Merger Consideration (or the Per ADS Merger Consideration, if applicable) in connection with the Merger with respect to any Rollover Shares held by it as of immediately prior to the Effective Time, and, at the Effective Time, each Rollover Share held by it shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ROLLOVER SHAREHOLDER

Section 4.01 Representations and Warranties. The Rollover Shareholder represents and warrants to Parent and Merger Sub as of the date hereof and as of the Contribution Closing:

(a) (i) the Rollover Shareholder has the full legal right, power, capacity and authority to execute and deliver this Agreement, to perform the Rollover Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby and (ii) if the Rollover Shareholder is not a natural person, the Rollover Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation;

(b) this Agreement has been duly executed and delivered by the Rollover Shareholder and the execution, delivery and performance of this Agreement by the Rollover Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Rollover Shareholder and no other actions or proceedings on the part of the Rollover Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

(c) assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding agreement of the Rollover Shareholder, enforceable against the Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d) (i) the Rollover Shareholder (A) is and, immediately prior to the Contribution Closing, will be the legal and beneficial owner of, and has and will have good and valid title to, its Securities, free and clear of Liens other than as created by this Agreement, and (B) has and will have sole or shared (together with Affiliates controlled by the Rollover Shareholder) voting power, power of disposition, and power to control dissenter’s rights, in each case with respect to all of its Securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and the terms of this Agreement, (ii) the Rollover Shareholder’s Securities are not subject to any voting trust agreement or other Contract to which the Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of such Securities other than this Agreement, (iii) the Rollover Shareholder has not Transferred any interest in any of its Securities and (iv) subject to Section 2.03, as of the date hereof, other than the Rollover Shares, the Rollover Shareholder does not own, beneficially or of record, any shares or other securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities);

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(e) except as contemplated hereby, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Rollover Shareholder is a party relating to the pledge, disposition or voting of any of its Rollover Shares, and its Rollover Shares are not subject to any Contract to which it is a party relating to the voting or Transfer of such Securities other than this Agreement, or any Lien which will be discharged on or prior to the Contribution Closing;

(f) except for the applicable requirements of the Exchange Act and any other United States federal securities Law, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Rollover Shareholder for the execution, delivery and performance of this Agreement by the Rollover Shareholder or the consummation by the Rollover Shareholder of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by the Rollover Shareholder, nor the consummation by the Rollover Shareholder of the transactions contemplated hereby, nor compliance by the Rollover Shareholder with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on the Rollover Shareholder or its properties or assets, (B) conflict with or violate any provision of the organizational documents of any the Rollover Shareholder which is an entity, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of the Rollover Shareholder pursuant to any Contract to which the Rollover Shareholder is a party or by which the Rollover Shareholder or any property or asset of the Rollover Shareholder is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Rollover Shareholder or any of the Rollover Shareholder’s properties or assets;

(g) there is no Action pending against the Rollover Shareholder or, to the knowledge of the Rollover Shareholder, any other person or, to the knowledge of the Rollover Shareholder, threatened against the Rollover Shareholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Rollover Shareholder of its obligations under this Agreement;

(h) the Rollover Shareholder understands and acknowledges that Parent and Merger Sub will be entering into the Merger Agreement in reliance upon the Rollover Shareholder’s execution, delivery and performance of this Agreement.

Section 4.02 Covenants. The Rollover Shareholder hereby:

(a) agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty of the Rollover Shareholder contained herein untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by the Rollover Shareholder of its obligations under this Agreement;

(b) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that it may have with respect to its Securities (including, without limitation, any rights under Section 238 of the Companies Act);

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(c) agrees to reasonably cooperate with Parent in connection with the preparation of the filings or notifications with any Governmental Authority that are required by applicable Law to the extent such documents relate to it (or any of its Affiliates) and permits the Company to publish and disclose in the Schedule 13E-3 (including all documents filed with the SEC in accordance therewith), the Rollover Shareholder’s identity and beneficial ownership of the Rollover Shares or other equity securities of the Company and the nature of the Rollover Shareholder’s commitments, arrangements and understandings under this Agreement;

(d) agrees and covenants that the Rollover Shareholder shall bear and pay any tax of any nature that is required by applicable Laws to be paid by the Rollover Shareholder arising out of the transactions contemplated hereby;

(e) agrees and covenants that the Rollover Shareholder shall promptly (and in any event within forty-eight (48) hours) notify Parent of any new Ordinary Shares, Securities and/or other securities of the Company with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by the Rollover Shareholder, including, without limitation, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof; and

(f)   agrees further that, upon request of Parent, the Rollover Shareholder shall execute and deliver any additional documents, consents or instruments and take such further actions as may reasonably and mutually be deemed by Parent and the Rollover Shareholder to be necessary or desirable to carry out the provisions of this Agreement.

ARTICLE V

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT AND MERGER SUB

Section 5.01 Each of Parent and Merger Sub represents and warrants to the Rollover Shareholder that as of the date hereof and as of the Contribution Closing:

(a) Each of Parent and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate actions or proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Assuming due authorization, execution and delivery by the Rollover Shareholder, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

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(b) (i) except for the applicable requirements of the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent or Merger Sub for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Parent or Merger Sub or any of their properties or assets, (B) conflict with or violate any provision of the organizational documents of Parent or Merger Sub, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their property or asset is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Sub or any of their properties or assets;

(c) there is no Action pending against Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any other Person or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Parent or Merger Sub of their respective obligations under this Agreement;

(d) each of Parent and Merger Sub was formed solely for the purposes of engaging in the Merger and has not conducted and will not conduct, prior to the Contribution Closing, any business other than in connection with its formation or related to the Merger. Except for obligations or liabilities incurred in connection with its formation or related to the Merger, each of Parent and Merger Sub has not incurred and will not incur, prior to the Contribution Closing, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and its Subsidiaries), any obligations or liabilities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Other than Merger Sub, there are no other corporations, partnerships, joint ventures, associations, or entities through which Parent conducts business, or other entities in which either Parent controls or owns, of record or beneficially, any direct or indirect equity or other interest;

(e) at the Effective Time, the Parent Shares to be issued under this Agreement shall have been duly authorized and when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising under applicable securities Laws or the organizational documents of Parent;

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(f)   (i) as of the date hereof, the authorized share capital of Parent is US$50,000 divided into 50,000 shares, par value US$1.00 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Founder, (ii) immediately following the Closing, the issued and outstanding share capital of Parent will be as set forth on Schedule B attached hereto, (iii) there are no (A) options, warrants or other rights to acquire share capital of Parent, (B) outstanding securities exchangeable for or convertible into share capital of Parent or (C) outstanding rights to acquire or obligations to issue any options, warrants or securities, (iv) as of the date hereof, the authorized share capital of Merger Sub is US$50,000 divided into 5,000,000,000 shares, par value US$0.00001 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Parent, and (v) all of the issued and outstanding share capital of Merger Sub will be, at the Closing, directly owned by Parent; and

(g) there is no shareholders agreement of Parent or similar contract among shareholders of Parent to govern the relationship of the shareholders of Parent or the rights of such shareholder with respect to its shareholding in Parent immediately following the Closing.

Section 5.02 Covenants.

(a) Parent hereby represents, warrants and covenants that it has not agreed, and it will not agree, to (i) grant any rights, preferences, privileges or benefits to any other shareholder of the Company that has agreed to transfer its Ordinary Shares to Merger Sub in exchange for Parent Shares in connection with the consummation of the Merger (the “Other Rollover Shareholders”) that are more favorable to such Other Rollover Shareholder than the rights, preferences, privileges or benefits applicable to the Rollover Shareholder or (ii) impose any restrictions or obligations on any Other Rollover Shareholder that are less restrictive than such restrictions or obligations applicable to the Rollover Shares, in each case, except to the extent disclosed to the Rollover Shareholder prior to the date hereof. The parties hereto agree that in the event of a breach of this Section 5.02(a), this Agreement shall be deemed automatically amended in favor of the Rollover Shareholder to incorporate such terms that are more favorable (or less restrictive) to such Other Rollover Shareholders.

(b) Without the prior written consent of the Rollover Shareholder, Parent shall not, and shall cause Merger Sub not to amend the Merger Agreement if such amendment would adversely affect the Rollover Shareholder in a disproportionate manner compared to the impact on any Other Rollover Shareholder.

(c) Each of Parent and Merger Sub agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty set forth in Section 5.01 untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by Parent or Merger Sub of its obligations under this Agreement.

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ARTICLE VI

TERMINATION

This Agreement, and the obligations of the Rollover Shareholder hereunder, shall terminate and be of no further force or effect immediately upon the earliest to occur of (a) the Effective Time, (b) termination of the Merger Agreement in accordance with its terms, and (c) the written agreement of the Rollover Shareholder and Parent (such earliest time, the “Expiration Time”); provided, that this Article VI and Article VII shall survive any termination of this Agreement. Nothing in this Article VI shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement. If for any reason the Merger fails to occur but the Contribution Closing contemplated by Article III has already taken place, then Parent and Merger Sub shall, upon termination of the Merger Agreement, promptly take all such actions as are necessary to restore the Rollover Shareholder to the position it was in with respect to ownership of the Rollover Shares prior to the Contribution Closing.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by international overnight courier to the respective parties at the address set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.01):

if to the Rollover Shareholder, to the address set forth next to the Rollover Shareholder’s name on Schedule A hereto;

if to Parent and/or Merger Sub:

c/o One Education Holding Limited

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

Attention: Mr. Shaowei Zhang

Section 7.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 7.03 Entire Agreement. This Agreement, together with the Limited Guarantee (if applicable), the Merger Agreement and the Equity Commitment Letters (if applicable) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 7.04 Specific Performance. Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that in the event of any breach by a party hereto of any of its, his or her respective covenants or agreements set forth in this Agreement, the non-breaching parties shall each be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity. Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

Section 7.05 Amendments; Waivers. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York, except that matters arising out of or relating to the cancellation of the Shares (including Shares represented by ADSs) contemplated by this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands.

Section 7.07 Dispute Resolution.

(a) Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the arbitration rules of HKIAC in force at the relevant time and as may be amended by this Section 7.07 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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(b) Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 7.07, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 7.07(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 7.07(a) in any way.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.

Section 7.08 No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement; provided, that the Company is an express third-party beneficiary of the obligations of the Rollover Shareholder pursuant to Section 2.02 and Article III of this Agreement and shall be entitled to specific performance of the terms thereof, including an injunction or injunctions to prevent breaches of this Agreement by the parties thereto, in addition to any other remedy at law or equity.

Section 7.09 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 7.10 No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 7.11 Further Assurances. The Rollover Shareholder hereby covenants that, from time to time, it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to convey, transfer to and vest in Merger Sub, and to put Merger Sub in possession of, all of the Rollover Shares in accordance with the terms of this Agreement.

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Section 7.12 Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

Section 7.13 Confidentiality. This Agreement shall be treated as confidential and may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the parties hereto; provided, that each party hereto may, without such written consent, disclose the existence and content of this Agreement to its officers, directors, employees, partners, members, investors, financing sources, advisors (including financial and legal advisors) and any representatives of the foregoing and to the extent required by Law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the transactions contemplated hereby or by the Merger Agreement.

Section 7.14 Interpretation. When a reference is made in this Agreement to a Section or Article such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

[Remainder of Page Left Blank Intentionally]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT

One Education Holding Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

MERGER SUB

One Education Merger Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Long-Spring Education Consulting Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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SCHEDULE A

Name	Rollover Shares	Parent Shares	Notice Address
Long-Spring Education Consulting Limited	298,410	298,410	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China Attention: Shaowei Zhang

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SCHEDULE B

Capitalization Table of Parent Immediately After Closing

Shareholders	Number of Ordinary Shares	%
Visionsky Group Limited	27,769,020	53.08%
Brightenwit Group Limited	4,492,510	8.59%
Long-Spring Education Management Limited	7,054,570	13.49%
Long-Spring Education International Limited	4,770,250	9.12%
Long-Spring Education Technology Limited	2,086,530	3.99%
Long-Spring Education Consulting Limited	298,410	0.57%
Spring River Greater China Fund	5,840,676	11.17%
Total	52,311,966	100%

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Exhibit K

ROLLOVER AND CONTRIBUTION AGREEMENT

This ROLLOVER AND CONTRIBUTION AGREEMENT (this “Agreement”) is entered into as of November 22, 2024 by and among (1) One Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (2) One Education Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and (3) certain shareholder of First High-School Education Group Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A hereto (the “Rollover Shareholder”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, on August 2, 2024, Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund (collectively, the “Buyer Group”) jointly submitted a non-binding proposal letter to the special committee of the board of directors of the Company to acquire all of the Ordinary Shares (including the Class A Ordinary Shares represented by the ADSs) that are not already beneficially owned by the Buyer Group or be rolled over for cash consideration equal to US$0.15 in cash per ADS, or US$0.05 in cash per Ordinary Share;

WHEREAS, as of the date hereof, the Rollover Shareholder is the legal and beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of such number of Ordinary Shares as set forth in the columns titled “Rollover Shares” opposite the Rollover Shareholder’s name on Schedule A hereto (the “Rollover Shares”). The Rollover Shares, together with any other Ordinary Shares and securities of the Company as may be acquired (whether beneficially or of record) by the Rollover Shareholder after the date hereof and prior to the earlier of the effective time of the Merger (the “Effective Time”) and the termination of all of its obligations under this Agreement, including, without limitation, any Ordinary Shares or securities of the Company as may be acquired by means of dividend or distribution, or issued upon the exercise of any incentive awards, warrants or the conversion of any convertible securities or otherwise, shall be collectively referred to herein as its “Securities”;

WHEREAS, Parent, Merger Sub and the Company have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, in connection with the consummation of the Merger, the Rollover Shareholder agrees to contribute its Rollover Shares to Merger Sub in exchange for newly issued ordinary shares of Parent (the “Parent Shares”), in the amount set forth in the column titled “Parent Shares” opposite the Rollover Shareholder’s name on Schedule A hereto upon the terms and conditions set forth herein;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholder is entering into this Agreement; and

WHEREAS, the Rollover Shareholder acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholder set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions and InterpretationS

Section 1.01 Definitions. Certain terms are used in this Agreement as specifically defined herein.

“Action” means any litigation, hearing, suit, claim, action, proceeding or investigation.

“ADS” means American depositary shares of the Company, each representing three Class A Ordinary Shares.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise; provided, however, that such power shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person, and the terms “controlled” and “controlling” has meanings correlative to the foregoing.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region, or the PRC are authorized by law or executive order to be closed.

“Class A Ordinary Shares” means Class A ordinary shares of the Company, par value $0.00001 per share, in the share capital of the Company, each carrying one (1) vote per share.

“Class B Ordinary Shares” means Class B ordinary shares of the Company, par value $0.00001 per share, each carrying twenty (20) votes per share.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Founder” means Mr. Shaowei Zhang.

“Governmental Authority” means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory, quasi-governmental authority or national or international stock exchange.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

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“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction.

“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares.

ARTICLE II

RESTRICTIONS ON TRANSFER; STANDSTILL

Section 2.01 Restrictions on Transfers. Except as provided for in Article III or pursuant to the Merger Agreement, the Rollover Shareholder hereby agrees that, from the date hereof until the Expiration Time (as defined below), the Rollover Shareholder shall not directly or indirectly:

(a)	offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”), either voluntarily or involuntarily, or enter into any note, bond, mortgage, indenture, lease, license, contract or agreement, or other instrument or obligation (each, a “Contract”), option or other arrangement or understanding with respect to the Transfer of any Securities or any interest therein, or with respect to any limitation on voting right of any Securities, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Securities and which has, or would reasonably be expected to have, the effect of reducing or limiting the Rollover Shareholder’s economic interest and/or voting power in such Securities or affecting the ownership of Securities;

(b)	deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement;

(c)	convert or exchange, or take any action which would result in the conversion or exchange, of any Securities, other than conversion of ADSs into Class A Ordinary Shares;

(d)	knowingly take any action that would make any representation or warranty of the Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying the Rollover Shareholder from performing any of its obligations under this Agreement or would reasonably be expected to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger, or

(e)	agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d).

Any purported Transfer in violation of this Section 2.01 shall be null and void and the Rollover Shareholder agrees to take any and all actions necessary or desirable (including, but not limited to, voting its Ordinary Shares in procuring that the Company take action, where necessary) in order to ensure that any such purported Transfer in violation of this Section 2.01 does not take effect.

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Section 2.02 Standstill. Except as provided in Section 2.03 below, for a period beginning on date of this Agreement and ending on the Expiration Time, none of the Rollover Shareholder or any of its Affiliates shall, directly or indirectly: (i) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any beneficial ownership in, or direct or indirect rights to acquire any beneficial ownership in, securities of the Company or any subsidiary thereof; (ii) make any public announcement (other than any disclosure on Schedules 13D or 13G to the extent required by U.S. federal or state securities laws or the rules and regulations promulgated thereunder for the purpose of pursuing the Merger) with respect to, or submit a proposal for or offer of (with or without conditions), any tender or exchange offer, merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any subsidiary thereof; (iii) seek or propose to influence or control the management or policies of the Company, make or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission of the United States) to vote any voting securities of the Company or any subsidiary thereof, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any subsidiary thereof; (iv) form, join, become a member of or in any way participate in, or otherwise encourage the formation of, a “group” (other than with the Other Rollover Shareholders (as defined below)) within the meaning of Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or (v) publicly request the Other Rollover Shareholders to amend or waive any provision of, or take any action challenging the enforceability or validity of, this paragraph (including this sentence). For the avoidance of doubt, nothing in this Section 2.02 or any other provision of this Agreement shall prohibit (a) the Rollover Shareholder from acquiring securities of the Company as a result of any share split, combination, recapitalization or other similar transaction in or of the securities of the Company if such share split, combination, recapitalization or other similar transaction has been duly approved by the Company, or (b) Parent and Merger Sub from entering into the Merger Agreement and consummating the Merger.

Section 2.03 Rollover Shareholder’s Acquisition of Shares.

(a) The parties acknowledge that, prior to the Effective Time, the Rollover Shareholder may acquire additional Ordinary Shares or ADSs. For so long as such acquisition is not prohibited by applicable Laws and otherwise would not adversely affect the transactions contemplated under the Merger Agreement, such newly acquired Ordinary Shares or ADSs shall be deemed as “Rollover Shares” under the rollover and contribution agreement(s) among the Rollover Shareholder, Parent and Merger Sub.

(b) In the event of the acquisition pursuant to Section 2.03(a) above, Schedule A of the this Agreement or rollover and contribution agreement(s) among the other Rollover Shareholders, Parent and Merger Sub, where applicable, shall be updated immediately to reflect the rollover of such Ordinary Shares (or ADSs) acquired by such acquiring person, and Schedule B hereof and thereof shall be updated immediately to reflect the corresponding contemplated issuance of the Parent Shares to such acquiring person in consideration for the rollover of such Ordinary Shares acquired by such acquiring person.

ARTICLE III

CONTRIBUTION

Section 3.01 Irrevocable Election. The execution of this Agreement by the Rollover Shareholder evidences, subject to Article VI, the irrevocable election and agreement by the Rollover Shareholder to the contribution, assignment, transfer and delivery of its Rollover Shares in exchange for no cash consideration and the subscription by it or its designated Affiliate(s) for newly issued Parent Shares prior to the completion of transactions contemplated under the Merger Agreement (the “Closing”) on and subject to the terms and conditions set forth herein.

Section 3.02 Contribution of Rollover Shares by Rollover Shareholder to Merger Sub.  Subject to the terms and conditions set forth in this Agreement, at the Contribution Closing (as defined below), the Rollover Shareholder shall take any and all actions necessary to contribute, assign, transfer and deliver to Merger Sub, all of the right, title and interest of the Rollover Shareholder in and to the Rollover Shares, free and clear of all Liens (other than any Liens created or expressly permitted by Merger Sub or arising by reason of the Merger Agreement or this Agreement).

Section 3.03 Issuance of Parent Shares. In consideration for the contribution, assignment, transfer and delivery of the Rollover Shares to Merger Sub pursuant to Section 3.02 of this Agreement, Parent shall issue Parent Shares in the name of the Rollover Shareholder (or, if designated by the Rollover Shareholder in writing, in the name of an Affiliate of the Rollover Shareholder) in the amount set forth opposite the Rollover Shareholder’s name under the column titled “Parent Shares” on Schedule A hereto. Upon issuance of Parent Shares to the Rollover Shareholder at the Closing, Parent shall deliver to the Rollover Shareholder a complete copy of the updated register of members of Parent, certified by the registered office provider of Parent, evidencing the Rollover Shareholder’s ownership of the Parent Shares issued to the Rollover Shareholder and other shareholders of Parent. The capitalization table of Parent immediately after the Closing is shown on Schedule B attached hereto. The Rollover Shareholder hereby acknowledges and agrees that (a) the value of the Parent Shares issued to the Rollover Shareholder is equal to (x) the total number of Rollover Shares contributed by the Rollover Shareholder multiplied by (y) the Per Share Merger Consideration under the Merger Agreement, (b) issuance of such Parent Shares to the Rollover Shareholder shall constitute complete satisfaction of all obligations towards or sums due to the Rollover Shareholder by Parent with respect to the Rollover Shares and (c) on receipt of such Parent Shares, the Rollover Shareholder shall have no right to the Merger Consideration with respect to the Rollover Shares. No Parent Shares issued in connection with the Merger shall be issued at a lower price per share than the Parent Shares issued hereunder (it being understood that the Parent Shares issued hereunder are deemed to be issued at a price per share based on each Rollover Share having a value equal to the Per Share Merger Consideration).

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Section 3.04 Contribution Closing. Subject to the satisfaction in full (or waiver, if permissible) of all of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing), the closing of the contribution of Rollover Shares contemplated hereby (the “Contribution Closing”) shall take place on the Business Day prior to the Closing, and the issuance of Parent Shares shall take place upon the Closing. Upon the Contribution Closing, Merger Sub shall be the registered holder of 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, collectively representing at least 90% of the votes exercisable in general meetings of the Company, and the Merger will be carried out through a statutory short-form merger in accordance with section 233(7) of the Companies Act.

Section 3.05 Deposit of Rollover Shares. No later than three (3) Business Days prior to the Contribution Closing, the Rollover Shareholder and any agent of the Rollover Shareholder holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Merger Sub, for disposition in accordance with the terms of this Article III, (a) duly executed instruments of transfer of the Rollover Shares to Merger Sub, in form reasonably acceptable to Merger Sub, and (b) certificates, if any, representing the Rollover Shares (the “Rollover Share Documents”). The Rollover Share Documents shall be held by Merger Sub or any agent authorized by Merger Sub until the Contribution Closing. To the extent that any Rollover Shares of the Rollover Shareholder are held in street name or otherwise represented by ADSs, the Rollover Shareholder shall execute such instruments and take such other actions, in each case, as are reasonably requested by Parent to convert its ADSs into Class A Ordinary Shares prior to the Contribution Closing and pay any applicable fees, charges and expenses of the Company’s depositary and government charges due to or incurred by the Company’s depositary in connection with the conversion of its ADSs into Class A Ordinary Shares.

Section 3.06 Effect of the Merger on Rollover Shares. Merger Sub agrees that it shall not have the right to receive the Per Share Merger Consideration (or the Per ADS Merger Consideration, if applicable) in connection with the Merger with respect to any Rollover Shares held by it as of immediately prior to the Effective Time, and, at the Effective Time, each Rollover Share held by it shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ROLLOVER SHAREHOLDER

Section 4.01 Representations and Warranties. The Rollover Shareholder represents and warrants to Parent and Merger Sub as of the date hereof and as of the Contribution Closing:

(a) (i) the Rollover Shareholder has the full legal right, power, capacity and authority to execute and deliver this Agreement, to perform the Rollover Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby and (ii) if the Rollover Shareholder is not a natural person, the Rollover Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation;

(b) this Agreement has been duly executed and delivered by the Rollover Shareholder and the execution, delivery and performance of this Agreement by the Rollover Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Rollover Shareholder and no other actions or proceedings on the part of the Rollover Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

(c) assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding agreement of the Rollover Shareholder, enforceable against the Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d) (i) the Rollover Shareholder (A) is and, immediately prior to the Contribution Closing, will be the legal and beneficial owner of, and has and will have good and valid title to, its Securities, free and clear of Liens other than as created by this Agreement, and (B) has and will have sole or shared (together with Affiliates controlled by the Rollover Shareholder) voting power, power of disposition, and power to control dissenter’s rights, in each case with respect to all of its Securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and the terms of this Agreement, (ii) the Rollover Shareholder’s Securities are not subject to any voting trust agreement or other Contract to which the Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of such Securities other than this Agreement, (iii) the Rollover Shareholder has not Transferred any interest in any of its Securities and (iv) subject to Section 2.03, as of the date hereof, other than the Rollover Shares, the Rollover Shareholder does not own, beneficially or of record, any shares or other securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities);

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(e) except as contemplated hereby, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Rollover Shareholder is a party relating to the pledge, disposition or voting of any of its Rollover Shares, and its Rollover Shares are not subject to any Contract to which it is a party relating to the voting or Transfer of such Securities other than this Agreement, or any Lien which will be discharged on or prior to the Contribution Closing;

(f) except for the applicable requirements of the Exchange Act and any other United States federal securities Law, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Rollover Shareholder for the execution, delivery and performance of this Agreement by the Rollover Shareholder or the consummation by the Rollover Shareholder of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by the Rollover Shareholder, nor the consummation by the Rollover Shareholder of the transactions contemplated hereby, nor compliance by the Rollover Shareholder with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on the Rollover Shareholder or its properties or assets, (B) conflict with or violate any provision of the organizational documents of any the Rollover Shareholder which is an entity, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of the Rollover Shareholder pursuant to any Contract to which the Rollover Shareholder is a party or by which the Rollover Shareholder or any property or asset of the Rollover Shareholder is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Rollover Shareholder or any of the Rollover Shareholder’s properties or assets;

(g) there is no Action pending against the Rollover Shareholder or, to the knowledge of the Rollover Shareholder, any other person or, to the knowledge of the Rollover Shareholder, threatened against the Rollover Shareholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Rollover Shareholder of its obligations under this Agreement;

(h) the Rollover Shareholder understands and acknowledges that Parent and Merger Sub will be entering into the Merger Agreement in reliance upon the Rollover Shareholder’s execution, delivery and performance of this Agreement.

Section 4.02 Covenants. The Rollover Shareholder hereby:

(a) agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty of the Rollover Shareholder contained herein untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by the Rollover Shareholder of its obligations under this Agreement;

(b) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that it may have with respect to its Securities (including, without limitation, any rights under Section 238 of the Companies Act);

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(c) agrees to reasonably cooperate with Parent in connection with the preparation of the filings or notifications with any Governmental Authority that are required by applicable Law to the extent such documents relate to it (or any of its Affiliates) and permits the Company to publish and disclose in the Schedule 13E-3 (including all documents filed with the SEC in accordance therewith), the Rollover Shareholder’s identity and beneficial ownership of the Rollover Shares or other equity securities of the Company and the nature of the Rollover Shareholder’s commitments, arrangements and understandings under this Agreement;

(d) agrees and covenants that the Rollover Shareholder shall bear and pay any tax of any nature that is required by applicable Laws to be paid by the Rollover Shareholder arising out of the transactions contemplated hereby;

(e) agrees and covenants that the Rollover Shareholder shall promptly (and in any event within forty-eight (48) hours) notify Parent of any new Ordinary Shares, Securities and/or other securities of the Company with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by the Rollover Shareholder, including, without limitation, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof; and

(f)   agrees further that, upon request of Parent, the Rollover Shareholder shall execute and deliver any additional documents, consents or instruments and take such further actions as may reasonably and mutually be deemed by Parent and the Rollover Shareholder to be necessary or desirable to carry out the provisions of this Agreement.

ARTICLE V

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT AND MERGER SUB

Section 5.01 Each of Parent and Merger Sub represents and warrants to the Rollover Shareholder that as of the date hereof and as of the Contribution Closing:

(a) Each of Parent and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate actions or proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Assuming due authorization, execution and delivery by the Rollover Shareholder, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

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(b) (i) except for the applicable requirements of the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent or Merger Sub for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the provisions hereof shall (A) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Parent or Merger Sub or any of their properties or assets, (B) conflict with or violate any provision of the organizational documents of Parent or Merger Sub, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their property or asset is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Sub or any of their properties or assets;

(c) there is no Action pending against Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any other Person or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Parent or Merger Sub of their respective obligations under this Agreement;

(d) each of Parent and Merger Sub was formed solely for the purposes of engaging in the Merger and has not conducted and will not conduct, prior to the Contribution Closing, any business other than in connection with its formation or related to the Merger. Except for obligations or liabilities incurred in connection with its formation or related to the Merger, each of Parent and Merger Sub has not incurred and will not incur, prior to the Contribution Closing, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and its Subsidiaries), any obligations or liabilities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Other than Merger Sub, there are no other corporations, partnerships, joint ventures, associations, or entities through which Parent conducts business, or other entities in which either Parent controls or owns, of record or beneficially, any direct or indirect equity or other interest;

(e) at the Effective Time, the Parent Shares to be issued under this Agreement shall have been duly authorized and when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising under applicable securities Laws or the organizational documents of Parent;

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(f)   (i) as of the date hereof, the authorized share capital of Parent is US$50,000 divided into 50,000 shares, par value US$1.00 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Founder, (ii) immediately following the Closing, the issued and outstanding share capital of Parent will be as set forth on Schedule B attached hereto, (iii) there are no (A) options, warrants or other rights to acquire share capital of Parent, (B) outstanding securities exchangeable for or convertible into share capital of Parent or (C) outstanding rights to acquire or obligations to issue any options, warrants or securities, (iv) as of the date hereof, the authorized share capital of Merger Sub is US$50,000 divided into 5,000,000,000 shares, par value US$0.00001 per share, of which one share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by Parent, and (v) all of the issued and outstanding share capital of Merger Sub will be, at the Closing, directly owned by Parent; and

(g) there is no shareholders agreement of Parent or similar contract among shareholders of Parent to govern the relationship of the shareholders of Parent or the rights of such shareholder with respect to its shareholding in Parent immediately following the Closing.

Section 5.02 Covenants.

(a) Parent hereby represents, warrants and covenants that it has not agreed, and it will not agree, to (i) grant any rights, preferences, privileges or benefits to any other shareholder of the Company that has agreed to transfer its Ordinary Shares to Merger Sub in exchange for Parent Shares in connection with the consummation of the Merger (the “Other Rollover Shareholders”) that are more favorable to such Other Rollover Shareholder than the rights, preferences, privileges or benefits applicable to the Rollover Shareholder or (ii) impose any restrictions or obligations on any Other Rollover Shareholder that are less restrictive than such restrictions or obligations applicable to the Rollover Shares, in each case, except to the extent disclosed to the Rollover Shareholder prior to the date hereof. The parties hereto agree that in the event of a breach of this Section 5.02(a), this Agreement shall be deemed automatically amended in favor of the Rollover Shareholder to incorporate such terms that are more favorable (or less restrictive) to such Other Rollover Shareholders.

(b) Without the prior written consent of the Rollover Shareholder, Parent shall not, and shall cause Merger Sub not to amend the Merger Agreement if such amendment would adversely affect the Rollover Shareholder in a disproportionate manner compared to the impact on any Other Rollover Shareholder.

(c) Each of Parent and Merger Sub agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty set forth in Section 5.01 untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by Parent or Merger Sub of its obligations under this Agreement.

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ARTICLE VI

TERMINATION

This Agreement, and the obligations of the Rollover Shareholder hereunder, shall terminate and be of no further force or effect immediately upon the earliest to occur of (a) the Effective Time, (b) termination of the Merger Agreement in accordance with its terms, and (c) the written agreement of the Rollover Shareholder and Parent (such earliest time, the “Expiration Time”); provided, that this Article VI and Article VII shall survive any termination of this Agreement. Nothing in this Article VI shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement. If for any reason the Merger fails to occur but the Contribution Closing contemplated by Article III has already taken place, then Parent and Merger Sub shall, upon termination of the Merger Agreement, promptly take all such actions as are necessary to restore the Rollover Shareholder to the position it was in with respect to ownership of the Rollover Shares prior to the Contribution Closing.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by international overnight courier to the respective parties at the address set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.01):

if to the Rollover Shareholder, to the address set forth next to the Rollover Shareholder’s name on Schedule A hereto;

if to Parent and/or Merger Sub:

c/o One Education Holding Limited

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

Attention: Mr. Shaowei Zhang

Section 7.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 7.03 Entire Agreement. This Agreement, together with the Limited Guarantee (if applicable), the Merger Agreement and the Equity Commitment Letters (if applicable) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 7.04 Specific Performance. Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that in the event of any breach by a party hereto of any of its, his or her respective covenants or agreements set forth in this Agreement, the non-breaching parties shall each be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity. Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

Section 7.05 Amendments; Waivers. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York, except that matters arising out of or relating to the cancellation of the Shares (including Shares represented by ADSs) contemplated by this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands.

Section 7.07 Dispute Resolution.

(a) Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the arbitration rules of HKIAC in force at the relevant time and as may be amended by this Section 7.07 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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(b) Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 7.07, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 7.07(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 7.07(a) in any way.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.

Section 7.08 No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement; provided, that the Company is an express third-party beneficiary of the obligations of the Rollover Shareholder pursuant to Section 2.02 and Article III of this Agreement and shall be entitled to specific performance of the terms thereof, including an injunction or injunctions to prevent breaches of this Agreement by the parties thereto, in addition to any other remedy at law or equity.

Section 7.09 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 7.10 No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 7.11 Further Assurances. The Rollover Shareholder hereby covenants that, from time to time, it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to convey, transfer to and vest in Merger Sub, and to put Merger Sub in possession of, all of the Rollover Shares in accordance with the terms of this Agreement.

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Section 7.12 Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

Section 7.13 Confidentiality. This Agreement shall be treated as confidential and may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the parties hereto; provided, that each party hereto may, without such written consent, disclose the existence and content of this Agreement to its officers, directors, employees, partners, members, investors, financing sources, advisors (including financial and legal advisors) and any representatives of the foregoing and to the extent required by Law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the transactions contemplated hereby or by the Merger Agreement.

Section 7.14 Interpretation. When a reference is made in this Agreement to a Section or Article such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

[Remainder of Page Left Blank Intentionally]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT

One Education Holding Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

MERGER SUB

One Education Merger Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Spring River Greater China Fund

By	/s/ Pengwei Luo
Name:	Pengwei Luo
Title:	Director

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SCHEDULE A

Name	Rollover Shares	Parent Shares	Notice Address
Spring River Greater China Fund	5,840,676	5,840,676	12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong Attention: Pengwei Luo

*	As of the date of this Agreement, Spring River Greater China Fund held 15 shares of the Parent. Notwithstanding the aforesaid, the number of Rollover Shares set out in this Schedule A for Spring River Greater China Fund shall be the same as the number of shares held by Spring River Greater China Fund in the Parent immediately after Closing.

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SCHEDULE B

Capitalization Table of Parent Immediately After Closing

Shareholders	Number of Ordinary Shares	%
Visionsky Group Limited	27,769,020	53.08%
Brightenwit Group Limited	4,492,510	8.59%
Long-Spring Education Management Limited	7,054,570	13.49%
Long-Spring Education International Limited	4,770,250	9.12%
Long-Spring Education Technology Limited	2,086,530	3.99%
Long-Spring Education Consulting Limited	298,410	0.57%
Spring River Greater China Fund	5,840,676	11.17%
Total	52,311,966	100%

17

Exhibit L

Execution Version

LIMITED GUARANTEE

This LIMITED GUARANTEE (this “Limited Guarantee”), dated as of November 22, 2024, is made by the Persons listed on Schedule A hereto (each, a “Guarantor,” and collectively, the “Guarantors”) in favor of First High-School Education Group Co., Ltd., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Guaranteed Party”). Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Merger Agreement (as defined below), except as otherwise provided herein.

1. Limited Guarantee. To induce the Guaranteed Party to enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated, modified or supplemented from time to time, the “Merger Agreement”) among One Education Holding Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”), One Education Merger Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Guaranteed Party, pursuant to which, upon the terms and subject to the conditions set forth therein, among other things, Merger Sub will be merged with and into the Guaranteed Party, with the Guaranteed Party continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Transaction”), each Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, severally but not jointly, subject to the terms and conditions hereof, the due and punctual performance and discharge as and when due of the payment obligations of Parent with respect to the payment of the Parent Termination Fee if and when due pursuant to Section 9.02(c) of the Merger Agreement (the “Guaranteed Obligations”); provided that this Limited Guarantee may be enforced for money damages only and in no event shall a Guarantor’s aggregate liability under this Limited Guarantee exceed such Guarantor’s respective percentage, as set forth opposite its name on Schedule A hereto (the “Guaranteed Percentage”), of the Maximum Amount (as defined below); provided further that the maximum aggregate liability of the Guarantors hereunder shall not exceed US$303,935 (the “Maximum Amount”), and the Guaranteed Party hereby agrees that (A) each Guarantor shall in no event be required to pay more than the applicable Guaranteed Percentage of the Maximum Amount under or in respect of this Limited Guarantee or to pay more than once under or in respect of this Limited Guarantee, and (B) the Guarantors shall not have any obligation or liability to any Person (including, without limitation, to the Guaranteed Party Group (as defined below)) relating to, arising out of or in connection with this Limited Guarantee or the Merger Agreement, other than as expressly set forth herein. The Guaranteed Party, by execution of this Limited Guarantee, further acknowledges that, in the event that Parent has any unsatisfied payment obligations, payment of the applicable Guaranteed Percentage of the Guaranteed Obligations in accordance with and subject to the terms and conditions hereof by each Guarantor shall constitute satisfaction in full of such Guarantor’s obligations with respect thereto.

The Guarantor hereby agrees to pay all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder. All payments hereunder shall be made in lawful money of the United States or other currencies as otherwise agreed by the parties hereto, in immediately available funds. All payments made by the Guarantor pursuant to this Limited Guarantee shall be free and clear of any deduction, offset, defense, claim or counterclaim of any kind.

2. Nature of Guarantee.

(a) This Limited Guarantee is an unconditional and continuing guarantee of payment, not of collection, and a separate action or actions may be brought and prosecuted against any Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent or any other Person or whether Parent or any other Person is joined in any such action or actions; provided that such action or actions have also been brought simultaneously against each other non-performing Guarantor under this Limited Guarantee (except to the extent that the bringing of such action or actions against any other Guarantor is prohibited or stayed by any applicable Law or Order). The Guaranteed Party shall not release any Guarantor from, or extend the time of payment of, any obligations hereunder or amend or waive any provision hereof unless the Guaranteed Party offers to release each Guarantor under this Limited Guarantee in the same proportion, to extend the time of payment on the same terms and conditions applicable to such other Guarantor, or to amend or waive the provisions of this Limited Guarantee in the same manner. Notwithstanding anything to the contrary contained in this Limited Guarantee or any other document, the obligations of the Guarantors under this Limited Guarantee shall be several and not joint.

(b) The liability of each Guarantor under this Limited Guarantee shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable and unconditional, irrespective of:

(i) any release or discharge of any obligation of Parent in connection with the Merger Agreement resulting from any change in the corporate existence, structure or ownership of Parent or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding affecting Parent or any of its respective assets, other than as and if required by Section 2(a);

(ii) any amendment or modification of the Merger Agreement, or any change in the manner, place or terms of payment or performance of, any change or extension of the time of payment or performance of, or any renewal or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, or any liability incurred directly or indirectly in respect thereof, to the extent that any of the foregoing does not have the effect of increasing the Maximum Amount;

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(iii) the failure of the Guaranteed Party to assert any claim or demand or enforce any right or remedy against Parent or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation, other than as and if required by Section 2(a) (including in the event any Person becomes subject to a bankruptcy, reorganization, insolvency, liquidation or similar proceeding);

(iv) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligations;

(v) any other act or omission that may in any manner or to any extent vary the risk of such Guarantor or otherwise operate as a discharge of such Guarantor as a matter of law or equity (other than as a result of payment of the Guaranteed Obligations in accordance with their terms); or

(vi) the value, genuineness, validity, illegality or enforceability of the Merger Agreement or any other agreement or instrument referred to herein or therein.

Each Guarantor agrees that the obligations of such Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with any Guaranteed Obligation or otherwise, other than the defense permitted under the next paragraph.

Notwithstanding any other provision of this Limited Guarantee, the Guaranteed Party hereby agrees on its own behalf and on behalf of its Affiliates, directors and officers, that (i) each Guarantor may assert, as a defense to any payment or performance by such Guarantor under this Limited Guarantee (x) any defense that Parent could assert against the Guaranteed Party under the terms of the Merger Agreement, (y) any failure by the Guaranteed Party to comply with the terms of the Limited Guarantee or the Guaranteed Party’s misconduct or fraud hereunder; and (ii) to the extent that Parent would be relieved of its obligations under the Merger Agreement, the Guarantor shall be similarly and proportionally relieved of its obligations under this Limited Guarantee.

(c) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guarantee were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an Order, injunction, specific performance and other equitable relief against the relevant Guarantor from a court or authority of competent jurisdiction to prevent breaches of this Limited Guarantee and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity, and shall not be required to provide any bond or other security in connection with any such Order or injunction. Each Guarantor further agrees not to oppose the granting of any such Order, injunction, specific performance and other equitable relief on the basis that (i) the Guaranteed Party has an adequate remedy at law or (ii) an award of an Order, injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity. Each Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or acceptance of this Limited Guarantee. Without expanding the obligations of the Guarantors hereunder, the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between Parent and/or the Guarantors, on the one hand, and the Guaranteed Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee. Except as provided in Section 2(a), when pursuing any of its rights and remedies hereunder against the Guarantors, the Guaranteed Party shall be under no obligation to pursue (or elect among) such rights and remedies it may have against Parent or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue (or elect among) such other rights or remedies or to collect any payments from Parent or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent or any such other Person or any right of offset, shall not relieve the Guarantors of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law, of the Guaranteed Party, subject to the provisions of Section 2(a).

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(d) To the fullest extent permitted by Law, the Guarantors irrevocably waive promptness, diligence, grace, acceptance hereof, presentment, demand, notice of non-performance, default, dishonor and protest and any other notice, in each case, to the extent not provided for herein (except for notices to be provided to Parent and its counsel pursuant to the terms of the Merger Agreement).

(e) The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent becomes subject to a bankruptcy, insolvency, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ obligations hereunder. In the event that any payment to the Guaranteed Party in respect of any Guaranteed Obligation is rescinded or must otherwise be returned to Parent, the Guarantors or any other Person for any reason whatsoever (other than any rescissions or returned payments due to or as a result of fraud or willful misconduct of any of the Guaranteed Party Group), the Guarantors shall remain liable hereunder in accordance with the terms hereof with respect to such Guaranteed Obligations as if such payment had not been made, so long as this Limited Guarantee has not been terminated in accordance with its terms.

(f) Notwithstanding anything to the contrary contained in this Limited Guarantee, the Guaranteed Party hereby agrees that the Guarantors shall have all defenses in respect of fraud or willful misconduct of any of the Guaranteed Party Group or any breach by the Guaranteed Party of any term hereof.

(g) The Guaranteed Party hereby agrees that to the extent Parent or Merger Sub is relieved of all or any portion of its payment obligations under the Merger Agreement, the Guarantors shall be automatically relieved of their obligations with respect to such payment obligations on a pro rata basis under this Limited Guarantee without any further actions from the parties thereto.

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3. Sole Remedy; No Recourse. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith and notwithstanding any equitable, common law or statutory right or claim that may be available to the Guaranteed Party Group, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party covenants, agrees and acknowledges, on behalf of it and the Guaranteed Party Group, that no Person other than the Guarantors (or any successors and permitted assignees thereof) has any obligations hereunder and that, notwithstanding that the Guarantors or any of their respective successors or permitted assigns may be a partnership, limited liability company or corporation, the Guaranteed Party has no right of recovery under this Limited Guarantee or, except for the Retained Claims (as defined below), in any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or liabilities or their creation, against, and no recourse shall be had against and no personal liability shall attach to, the former, current or future holders of any equity, general or limited partnership or limited liability company interest, management companies, portfolio companies, incorporators, controlling persons, directors, officers, employees, agents, advisors, attorneys, representatives, members, managers, general or limited partners, stockholders, shareholders, successors, assignees or Affiliates (other than any permitted assignee under Section 11) of the Guarantors or Parent, or any former, current or future holder of any equity, general or limited partnership or limited liability company interest, controlling person, management company, portfolio company, incorporator, director, officer, employee, attorney, general or limited partner, stockholder, shareholder, member, manager, Affiliate (other than any permitted assignee under Section 11), agent, advisor, or representative, successors or assignees of any of the foregoing (each a “Non-Recourse Party”), through Parent or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. The Guaranteed Party further covenants, agrees and acknowledges that the only rights of recovery and claims against the Guarantors or any Non-Recourse Party that the Guaranteed Party, any of its Affiliates, any of its direct or indirect shareholder or Subsidiaries, or any of the Affiliates, direct or indirect, former, current or future equity holders, management companies, portfolio companies, incorporators, controlling persons, directors, officers, employees, members, managers, general or limited partners, stockholders, shareholders, representatives, advisors, attorneys, agents, successors or assignees of the foregoing (collectively, the “Guaranteed Party Group”) has in respect of the Merger Agreement, this Limited Guarantee, any other agreement or instrument delivered pursuant to the aforesaid transaction documents (the “Transaction Documents”) or any of the transactions contemplated hereby or thereby, or in respect of any written or oral representations made or alleged to have been made in connection herewith or therewith, whether at law, in equity, in contract, in tort or otherwise, are its rights (including through exercise of third party beneficiary rights) to recover from, and assert claims against, (a) Parent or Merger Sub and their respective successors and assigns under and to the extent expressly provided in the Merger Agreement, and (b) each Guarantor (but not any Non-Recourse Party) and its successors and assigns under and to the extent expressly provided in this Limited Guarantee (subject to applicable Guaranteed Percentage of the Maximum Amount set forth in this Limited Guarantee and the other limitations described herein) (claims against (a) and (b) collectively, the “Retained Claims”). The Guaranteed Party acknowledges and agrees that Parent has no assets other than certain contract rights and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs. Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any Person other than the parties hereto any rights or remedies against any Person including the Guarantors, except as expressly set forth herein to the Guaranteed Party against the Guarantors. For the avoidance of doubt, none of the Guarantors, Parent, Merger Sub or their respective successors and assigns under the Merger Agreement, or this Limited Guarantee shall be a Non-Recourse Party.

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4. No Subrogation. Each Guarantor will not exercise against Parent any rights of subrogation or contribution, whether arising by contract or operation of Law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by such Guarantor pursuant to the provisions of Section 1 hereof unless and until the Guaranteed Obligations (subject to the Maximum Amount) have been paid in full.

5. Termination. This Limited Guarantee shall terminate (and the Guarantors shall have no further obligations hereunder) upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the Guaranteed Obligations (subject to the Maximum Amount), (c) the valid termination of the Merger Agreement in accordance with its terms under the circumstance of which Parent and Merger Sub would not be obligated to pay the Parent Termination Fee pursuant to Section 9.02(c) of the Merger Agreement and (d) in the case of a termination of the Merger Agreement in a circumstance which gives rise to any obligation on the part of Parent and/or Merger Sub to make any payments of Parent Termination Fee, or performance of any Guaranteed Obligations or there is otherwise any outstanding Guaranteed Obligation at the time of such termination, the date falling 120 days after such termination (unless the Guaranteed Party has presented a written claim for payment of the Parent Termination Fee or the Guaranteed Obligations hereunder by such date, in which case this Limited Guarantee shall terminate upon the date that such claim is finally resolved and payment in full of any amounts required to be paid in respect of such final resolution). If any payment or payments made by Parent, any Guarantor or any part thereof, are subsequently invalidated, declared to be fraudulent or preferential, set aside or are required to be repaid to a trustee, receiver or any other Person under any bankruptcy act, state or federal Law, common Law or equitable cause, then to the extent of such payment or payments, the Guaranteed Obligations or part thereof hereunder shall be revived and continued in full force and effect as if said payment or payments had not been made. In the event that any of the Guaranteed Party Group expressly asserts in any litigation or other Legal Proceeding relating to this Limited Guarantee (i) that the provisions hereof (including, without limitation, Section 1 hereof limiting the Guarantors’ aggregate liability to the Maximum Amount or Section 3 hereof relating to the sole and exclusive remedies of the Guaranteed Party Group against the Guarantors or any Non-Recourse Party) are illegal, invalid or unenforceable, in whole or in part, or (ii) any theory of liability against the Guarantors, any Non-Recourse Party other than any Retained Claim, then (x) the obligations of the Guarantors under this Limited Guarantee shall terminate ab initio and be null and void, (y) if any Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments from the Guaranteed Party and (z) none of the Guarantors, Parent or Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statue or otherwise) to the Guaranteed Party Group with respect to the Transaction Documents, the transactions contemplated by the Transaction Documents or otherwise.

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6. Continuing Guarantee. Unless terminated pursuant to the provisions of Section 5 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations (subject to the Maximum Amount), shall be binding upon the Guarantors, their respective successors and assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, permitted transferees and permitted assigns; provided that notwithstanding anything to the contrary in this Limited Guarantee, the provisions of this Limited Guarantee that are for the benefit of any Non-Recourse Party (including the provisions of Sections 3, 5 and 15) shall indefinitely survive any termination of this Limited Guarantee for the benefit of the Guarantors and any such Non-Recourse Party. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7. Entire Agreement. This Limited Guarantee, the Merger Agreement (including any schedules, exhibits and annexes thereto and any other documents and instruments referred to thereunder), and other agreements or documents referenced under any of the forgoing constitute the entire agreement with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, among Parent, the Guarantors or any of their respective Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.

8. Changes in Obligations; Certain Waivers. The Guarantors agree that, subject to the provisions of Section 2(a), the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantors, extend the time of payment of the Guaranteed Obligations (subject to the Maximum Amount), and may also make any agreement with Parent for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of any agreement between the Guaranteed Party and Parent or any other Person, without in any way impairing or affecting the Guarantors’ obligations under this Limited Guarantee; provided that any such agreement for any extension, renewal, payment, compromise, discharge or release shall be made on the same terms and conditions and on a pro rata basis across the Guarantors.

9. Acknowledgement. Each Guarantor acknowledges that it will receive substantial indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. Each Guarantor hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

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10. Representations and Warranties of the Guarantors. Each Guarantor hereby represents and warrants that:

(a) it is duly organized and validly existing under the Laws of the jurisdiction of its organization;

(b) it has complete civil rights and legal capacity to execute, deliver and perform this Limited Guarantee, and the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary limited partnership or corporate action (as applicable) on the part of the Guarantor;

(c) assuming due execution and delivery of the Merger Agreement and this Limited Guarantee by the Guaranteed Party, this Limited Guarantee has been duly and validly executed and delivered by the Guarantor and constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; and

(d) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee. Such Guarantor is solvent and shall not be rendered insolvent as a result of its execution and delivery of this Limited Guarantee or the performance of its obligations hereunder. All funds necessary for such Guarantor to fulfill its/his/her obligations under this Limited Guarantee shall be available to such Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with the terms hereof.

11. No Assignment. No party hereto may assign or delegate its rights, interests or obligations hereunder to any other Person, in whole or in part, (except by operation of Law) without the prior written consent of the Guaranteed Party (in the case of an assignment or delegation by a Guarantor) or the Guarantors (in the case of an assignment or delegation by the Guaranteed Party); except that the rights, interests or obligations of the relevant Guarantor under this Limited Guarantee may be transferred and/or assigned, in whole or in part, by a Guarantor to (a) any Affiliate of such Guarantor, or (b) any other transferee with respect to whom such Guarantor has furnished information to the Guaranteed Party verifying, to the reasonable satisfaction of the Guaranteed Party, the identity, good standing and creditworthiness of such transferee; provided, that such transfer and/or assignment shall not relieve such Guarantor of its obligations hereunder to the extent not performed by such transferee or assignee. Any attempted assignment in violation of this Section 11 shall be null and void.

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12. Notices. All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in Section 10.04 of the Merger Agreement (and shall be deemed given as specified therein) as follows:

if to the Guarantors:

if to Visionsky Group Limited, Brightenwit Group Limited,

No. 1-1, Tiyuan Road, Xishan District

Kunming, Yunnan Province, 650228, People’s Republic of China

if to Spring River Greater China Fund,

12A1, OfficePlus@Mongkok

998 Canton Road, Mongkok, Hong Kong

if to the Guaranteed Party, as provided in Section 10.04 of the Merger Agreement.

13. Governing Law; Dispute Resolution.

(a) This Limited Guarantee, and all claims or causes of action (whether at law or in equity, in contract or in tort) that may be based upon, arise out of or relate to this Limited Guarantee or the negotiation, execution or performance hereof, will be governed by, and construed in accordance with, the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction.

(b) Any Legal Proceeding arising out of or in any way relating to this Limited Guarantee shall be submitted to the HKIAC and resolved in accordance with the HKIAC Rules in force at the relevant time and as may be amended by this Section 13. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three Arbitrators. The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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(c) Notwithstanding the foregoing, the parties hereto hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 13, any party hereto may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

(d) WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 13(d).

14. Counterparts. This Limited Guarantee shall not be effective until it has been executed and delivered by all parties hereto. This Limited Guarantee may be executed by facsimile or electronic transmission in pdf format, and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

15. No Third-Party Beneficiaries. This Limited Guarantee shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee or any other agreement is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; provided, that the Non-Recourse Parties and the members of the Guaranteed Party Group shall be third party beneficiaries of the provisions hereof that are expressly for their benefit.

16. Confidentiality. This Limited Guarantee shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Transaction. This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document (except for the Merger Agreement and any agreement or document referred to therein), except with the written consent of the parties hereto; provided that the parties may disclose the existence and content of this Limited Guarantee to the extent required by Law (or pursuant to a regulatory request), the applicable rules of any national securities exchange, in connection with any SEC filings relating to the Transaction and in connection with any litigation relating to the Transaction, the Merger Agreement or the transactions as permitted by or provided in the Merger Agreement and the Guarantors may disclose it to any Non-Recourse Party or any of its representatives that needs to know of the existence of this Limited Guarantee and is subject to the confidentiality obligations set forth herein.

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17. Miscellaneous.

(a) No amendment, supplementation, modification or waiver of this Limited Guarantee or any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantors in writing. The Guaranteed Party and its Affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guarantors or any Non-Recourse Party in connection with this Limited Guarantee except as expressly set forth herein by the Guarantors. The Guarantors and their Affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guaranteed Party in connection with this Limited Guarantee except as expressly set forth herein by the Guaranteed Party.

(b) Any term or provision of this Limited Guarantee that is invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced in violation of the limitation of the amount payable by the Guarantors hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Sections 3 and 5 hereof. Each party hereto covenants and agrees that it shall not assert, and shall cause its respective Affiliates and representatives not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable in accordance with its terms.

(c) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.

(d) All parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Guarantors have caused this Limited Guarantee to be executed and delivered as of the date first written above by their respective officer or representative thereunto duly authorized.

Visionsky Group Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

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IN WITNESS WHEREOF, the Guarantors have caused this Limited Guarantee to be executed and delivered as of the date first written above by their respective officer or representative thereunto duly authorized.

Brightenwit Group Limited

By	/s/ Yu Wu
Name:	Yu Wu
Title:	Director

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IN WITNESS WHEREOF, the Guarantors have caused this Limited Guarantee to be executed and delivered as of the date first written above by their respective officer or representative thereunto duly authorized.

Spring River Greater China Fund

By	/s/ Pengwei Luo
Name:	Pengwei Luo
Title:	Director

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IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

First High-School Education Group Co., Ltd.

By	/s/ Guangzhou Zhao
Name:	Guangzhou Zhao
Title:	Director

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Schedule A

Guarantors	Percentage of Obligations	Pro rata Obligations (US$)
Visionsky Group Limited	73%	221,873
Brightenwit Group Limited	12%	36,472
Spring River Greater China Fund	15%	45,590
Total	100%	303,935

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